CANADIAN NATURAL RESOURCES LIMITED

MANAGEMENT'S DISCUSSION & ANALYSIS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2024
MARCH 5, 2025

MANAGEMENT'S DISCUSSION AND ANALYSIS
ADVISORY
Special Note Regarding Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "focus", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to the Company's strategy or strategic focus, capital budget, expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, abandonment expenditures, income tax expenses, and other targets provided throughout this Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of the Company, including the strength of the Company's balance sheet, the sources and adequacy of the Company's liquidity, and the flexibility of the Company's capital structure, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to: the Company's assets at Horizon Oil Sands ("Horizon"), the Athabasca Oil Sands Project ("AOSP"), the Primrose thermal oil projects ("Primrose"), the Pelican Lake water and polymer flood projects ("Pelican Lake"), the Kirby thermal oil sands project ("Kirby"), the Jackfish thermal oil sands project ("Jackfish") and the North West Redwater bitumen upgrader and refinery; construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, natural gas liquids ("NGLs") or synthetic crude oil ("SCO") that the Company may be reliant upon to transport its products to market; the abandonment and decommissioning of certain assets and the timing thereof; the development and deployment of technology and technological innovations; the financial capacity of the Company to complete its growth projects and responsibly and sustainably grow in the long-term; and the materiality of the impact of tax interpretations and litigation on the Company's results, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of the actions of the Organization of the Petroleum Exporting Countries Plus ("OPEC+"), the impact of conflicts in the Middle East, the impact of the Russian invasion of Ukraine, increased inflation, and the risk of decreased economic activity resulting from a global recession) which may impact, among other things, demand and supply for and market prices of the Company's products, and the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil, natural gas and NGLs prices; fluctuations in currency and interest rates; assumptions on which the Company's current targets are based; economic conditions in the countries and regions in which the Company conducts business; changes and uncertainty in the international trade environment, including with respect to tariffs, export restrictions, embargoes and key trade agreements (including the tariffs on a variety of goods announced by the US government on March 4, 2025 and Canadian countermeasures subsequently announced, both of which are anticipated to evolve); uncertainty in the regulatory framework governing greenhouse gas emissions including, among other things, financial and other support from various levels of government for climate related initiatives and potential emissions or production caps; political uncertainty, including changes in government, actions of or against terrorists, insurgent groups or other conflict including conflict between states; the ability of the Company to prevent and recover from a cyberattack, other cyber-related crime and other cyber-related incidents; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; the impact of competition; the Company's defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company to complete capital programs; the Company's ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting or upgrading of the Company's bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in the mining, extracting or upgrading the Company's bitumen products; availability and cost of financing; the Company's success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the Company's ability to meet its targeted production levels; timing and success of integrating the business and operations of acquired companies and assets, including the acquired working interests in AOSP and Duvernay assets from Chevron Canada Limited ("Chevron") in December 2024; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety, competition, environmental laws and regulations, and the impact of climate change initiatives on capital expenditures and production expenses); interpretations of applicable tax and competition laws and regulations; asset retirement obligations; the sufficiency of the Company's liquidity to support its growth strategy and to sustain its operations in the short-, medium-, and long-term; the strength of the Company's balance sheet; the flexibility of the Company's capital structure; the adequacy of the Company's provision for taxes; the impact of legal proceedings to which the Company is party; and other circumstances affecting revenues and expenses.

Canadian Natural Resources Limited	1	Three months and year ended December 31, 2024

The Company's operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state and local laws and regulations such as restrictions on production, the imposition of tariffs, embargoes or export restrictions on the Company's products (including the tariffs on a variety of goods announced by the US government on March 4, 2025 and Canadian countermeasures subsequently announced, both of which are anticipated to evolve), changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company's assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this MD&A could also have adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by applicable law, the Company assumes no obligation to update forward-looking statements in this MD&A, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company's estimates or opinions change.
Special Note Regarding Non-GAAP and Other Financial Measures
This MD&A includes references to non-GAAP measures, which include non-GAAP and other financial measures as defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure ("NI 52-112"). Non-GAAP measures are used by the Company to evaluate its financial performance, financial position or cash flow. Descriptions of the Company's non-GAAP and other financial measures included in this MD&A, and reconciliations to the most directly comparable GAAP measure, as applicable, are provided in the "Non-GAAP and Other Financial Measures" section of this MD&A.
Special Note Regarding Common Share Split and Comparative Figures
At the Company's Annual and Special Meeting held on May 2, 2024, shareholders passed a Special Resolution approving a two for one common share split effective for shareholders of record as of market close on June 3, 2024. On June 10, 2024, shareholders of record received one additional share for every one common share held, with common shares trading on a split-adjusted basis beginning June 11, 2024. Common share, per common share, dividend, and stock option amounts for periods prior to the two for one common share split have been updated to reflect the common share split.
Special Note Regarding Amendments to the Competition Act (Canada)
On June 20, 2024, amendments to the Competition Act (Canada) came into force with the adoption of Bill C-59, An Act to Implement Certain Provisions of the Fall Economic Statement which impact environmental and climate disclosures by businesses. As a result of these amendments, certain public representations by a business regarding the benefits of the work it is doing to protect or restore the environment or mitigate the environmental and ecological causes or effects of climate change may violate the Competition Act's deceptive marketing practices provisions. These amendments include substantial financial penalties and, effective June 20, 2025, a private right of action which will permit private parties to seek an order from the Competition Tribunal under the deceptive marketing practices provisions. Uncertainty surrounding the interpretation and enforcement of this legislation may expose the Company to increased litigation and financial penalties, the outcome and impacts of which can be difficult to assess or quantify and may have a material adverse effect on the Company's business, reputation, financial condition, and results.
Special Note Regarding Currency, Financial Information and Production
This MD&A should be read in conjunction with the Company's unaudited interim consolidated financial statements (the "financial statements") for the three months and year ended December 31, 2024, and the Company's MD&A and audited consolidated financial statements for the year ended December 31, 2023. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company's financial statements for the three months and year ended December 31, 2024 and this MD&A have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
Production volumes and per unit statistics are presented throughout this MD&A on a "before royalties" or "company gross" basis, and realized prices are net of blending and feedstock costs and exclude the effect of risk management activities. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent ("BOE"). A BOE is derived by converting six thousand cubic feet ("Mcf") of natural gas to one barrel ("bbl") of crude oil (6 Mcf: 1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf: 1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf: 1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of this MD&A, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and SCO. Production on an "after royalties" or "company net" basis is also presented for information purposes only.
The following discussion and analysis refers primarily to the Company's financial results for the three months and year ended December 31, 2024 in relation to the comparable periods in 2023 and the third quarter of 2024. The accompanying tables form an integral part of this MD&A. Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2023, is available on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov. Information in such Annual Information Form and on the Company's website does not form part of and is not incorporated by reference in this MD&A. This MD&A is dated March 5, 2025.

Canadian Natural Resources Limited	2	Three months and year ended December 31, 2024

FINANCIAL HIGHLIGHTS(1)

		Three Months Ended			Year Ended
($ millions, except per common share amounts)		Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Product sales (1)		$11,064	$10,401	$10,679	$41,509	$40,835
Crude oil and NGLs		$10,381	$9,943	$9,829	$39,084	$37,300
Natural gas		$451	$257	$603	$1,568	$2,575
Net earnings		$1,138	$2,266	$2,627	$6,106	$8,233
Per common share	– basic	$0.54	$1.07	$1.22	$2.87	$3.77
	– diluted	$0.54	$1.06	$1.21	$2.85	$3.74
Adjusted net earnings from operations (2)		$1,977	$2,071	$2,546	$7,414	$8,533
Per common share	– basic (3)	$0.94	$0.98	$1.18	$3.49	$3.91
	– diluted (3)	$0.93	$0.97	$1.17	$3.46	$3.87
Cash flows from operating activities		$3,432	$3,002	$4,815	$13,386	$12,353
Adjusted funds flow (2)		$4,186	$3,921	$4,419	$14,859	$15,274
Per common share	– basic (3)	$1.99	$1.85	$2.05	$6.99	$7.00
	– diluted (3)	$1.97	$1.84	$2.03	$6.94	$6.93
Cash flows used in investing activities		$10,414	$1,274	$946	$14,095	$4,858
Net capital expenditures (4)		$10,348	$1,349	$975	$14,431	$4,909
Abandonment expenditures		$151	$204	$149	$646	$509
(1)Further details related to product sales are disclosed in note 18 to the financial statements.
(2)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(4)Non-GAAP Financial Measure. The composition of this measure was updated in the fourth quarter of 2024 and 2023 and has been updated for all periods presented. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
SUMMARY OF FINANCIAL HIGHLIGHTS
Consolidated Net Earnings and Adjusted Net Earnings from Operations
Net earnings for the year ended December 31, 2024 were $6,106 million compared with $8,233 million for the year ended December 31, 2023. Net earnings for the year ended December 31, 2024 included non-operating losses, net of tax, of $1,308 million compared with non-operating losses of $300 million for the year ended December 31, 2023 related to the effects of share-based compensation, risk management activities, fluctuations in foreign exchange rates, realized foreign exchange on the repayment of US dollar debt securities, the gain from investments, a recoverability charge related to the notice to withdraw from Block 11B/12B in South Africa in 2024, and a recoverability charge related to the increase in estimate of the future abandonment costs for the Ninian field in the North Sea in 2024 and 2023. Excluding these items, adjusted net earnings from operations for the year ended December 31, 2024 were $7,414 million compared with $8,533 million for the year ended December 31, 2023.
Net earnings for the fourth quarter of 2024 were $1,138 million compared with $2,627 million for the fourth quarter of 2023 and $2,266 million for the third quarter of 2024. Net earnings for the fourth quarter of 2024 included non-operating losses, net of tax, of $839 million compared with non-operating income of $81 million for the fourth quarter of 2023 and non-operating income of $195 million for the third quarter of 2024 related to the effects of share-based compensation, risk management activities, fluctuations in foreign exchange rates, the loss from investments, and a recoverability charge related to the increase in estimate of the future abandonment costs for the Ninian field in the North Sea in the fourth quarter of 2024 and 2023. Excluding these items, adjusted net earnings from operations for the fourth quarter of 2024 were $1,977 million compared with $2,546 million for the fourth quarter of 2023 and $2,071 million for the third quarter of 2024.
(1)Common share, per common share, dividend, and stock option amounts have been updated to reflect the two for one common share split. Further details are disclosed in the Advisory section of this MD&A and in note 1 to the financial statements.

Canadian Natural Resources Limited	3	Three months and year ended December 31, 2024

The decrease in net earnings and adjusted net earnings from operations for the three months and year ended December 31, 2024 from the comparable periods in 2023 primarily reflected:
▪lower realized natural gas pricing in the North America Exploration and Production segment; and
▪lower netbacks(1) in the Oil Sands Mining and Upgrading segment;
partially offset by:
▪higher realized crude oil and NGLs pricing(1) in the North America Exploration and Production segment; and
▪higher SCO sales volumes in the Oil Sands Mining and Upgrading segment.
The decrease in net earnings and adjusted net earnings from operations for the fourth quarter of 2024 from the third quarter of 2024 primarily reflected:
▪lower realized SCO pricing(1) in the Oil Sands Mining and Upgrading segment; and
▪lower realized crude oil and NGLs pricing in the North America Exploration and Production segment;
partially offset by:
▪higher crude oil and NGLs and natural gas sales volumes in the North America Exploration and Production segment;
▪higher SCO sales volumes in the Oil Sands Mining and Upgrading segment; and
▪higher realized natural gas pricing in the North America Exploration and Production segment.
The impacts of depletion, depreciation and amortization, share-based compensation, risk management activities, foreign exchange loss (gain), and the loss (gain) from investments also contributed to the decrease in net earnings. These items are discussed in detail in the relevant sections of this MD&A.
Cash Flows from Operating Activities and Adjusted Funds Flow
Cash flows from operating activities for the year ended December 31, 2024 were $13,386 million compared with $12,353 million for the year ended December 31, 2023. Cash flows from operating activities for the fourth quarter of 2024 were $3,432 million compared with $4,815 million for the fourth quarter of 2023, and $3,002 million for the third quarter of 2024. The fluctuations in cash flows from operating activities from the comparable periods was primarily due to the factors previously noted related to the fluctuations in adjusted net earnings from operations, together with the impact of net changes in non-cash working capital.
Adjusted funds flow for the year ended December 31, 2024 was $14,859 million compared with $15,274 million for the year ended December 31, 2023. Adjusted funds flow for the fourth quarter of 2024 was $4,186 million compared with $4,419 million for the fourth quarter of 2023, and $3,921 million for the third quarter of 2024. The fluctuations in adjusted funds flow from the comparable periods was primarily due to the factors noted above related to the fluctuations in cash flows from operating activities, excluding the impact of the net change in non-cash working capital, abandonment expenditures, and movements in other long-term assets, including the unamortized cost of contributions to the Company's employee bonus program, accrued interest on Petroleum Revenue Tax ("PRT") recoveries, and prepaid cost of service tolls.
Production Volumes
Crude oil and NGLs production before royalties for the fourth quarter of 2024 of 1,090,002 bbl/d increased 4% from 1,047,541 bbl/d for the fourth quarter of 2023 and increased 7% from 1,021,572 bbl/d for the third quarter of 2024. Natural gas production before royalties for the fourth quarter of 2024 of 2,283 MMcf/d was comparable with 2,231 MMcf/d for the fourth quarter of 2023 and increased 11% from 2,049 MMcf/d for the third quarter of 2024. Total production before royalties for the fourth quarter of 2024 of 1,470,428 BOE/d increased 4% from 1,419,313 BOE/d for the fourth quarter of 2023 and increased 8% from 1,363,086 BOE/d for the third quarter of 2024. Crude oil and NGLs and natural gas production volumes are discussed in detail in the "Daily Production, before royalties" section of this MD&A.
(1)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.

Canadian Natural Resources Limited	4	Three months and year ended December 31, 2024

Product Prices
In the Company's Exploration and Production segments, realized crude oil and NGLs prices averaged $75.22 per bbl for the fourth quarter of 2024, an increase of 8% from $69.39 per bbl for the fourth quarter of 2023 and a decrease of 5% from $79.15 per bbl for the third quarter of 2024. The realized natural gas price decreased 28% to average $2.02 per Mcf for the fourth quarter of 2024 from $2.80 per Mcf for the fourth quarter of 2023, and increased 62% from $1.25 per Mcf for the third quarter of 2024. In the Oil Sands Mining and Upgrading segment, the Company's realized SCO sales price decreased 4% to average $95.08 per bbl for the fourth quarter of 2024 from $98.73 per bbl for the fourth quarter of 2023, and decreased 6% from $100.93 per bbl for the third quarter of 2024. The Company's realized pricing reflected prevailing benchmark pricing. Crude oil and NGLs and natural gas prices are discussed in detail in the "Business Environment", "Realized Product Prices – Exploration and Production", and the "Oil Sands Mining and Upgrading" sections of this MD&A.
Production Expense
In the Company's Exploration and Production segments, crude oil and NGLs production expense(1) averaged $13.15 per bbl for the fourth quarter of 2024, a decrease of 13% from $15.05 per bbl for the fourth quarter of 2023 and a decrease of 10% from $14.65 per bbl for the third quarter of 2024. Natural gas production expense(1) averaged $1.12 per Mcf for the fourth quarter of 2024, comparable with $1.13 per Mcf for the fourth quarter of 2023, and a decrease of 11% from $1.26 per Mcf for the third quarter of 2024. In the Oil Sands Mining and Upgrading segment, production expense(1) averaged $20.97 per bbl for the fourth quarter of 2024, comparable with $20.96 per bbl for the fourth quarter of 2023 and $20.67 per bbl for the third quarter of 2024. Crude oil and NGLs and natural gas production expense is discussed in detail in the "Production Expense – Exploration and Production" and the "Oil Sands Mining and Upgrading" sections of this MD&A.
SUMMARY OF QUARTERLY FINANCIAL RESULTS
The following is a summary of the Company's quarterly financial results for the eight most recently completed quarters:

($ millions, except per common share amounts)	Dec 31 2024	Sep 30 2024	Jun 30 2024	Mar 31 2024
Product sales (1)	$11,064	$10,401	$10,622	$9,422
Crude oil and NGLs	$10,381	$9,943	$10,084	$8,676
Natural gas	$451	$257	$331	$529
Net earnings	$1,138	$2,266	$1,715	$987
Net earnings per common share (2)
– basic	$0.54	$1.07	$0.80	$0.46
– diluted	$0.54	$1.06	$0.80	$0.46
($ millions, except per common share amounts)	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023
Product sales (1)	$10,679	$11,762	$8,846	$9,548
Crude oil and NGLs	$9,829	$10,944	$8,115	$8,412
Natural gas	$603	$599	$522	$851
Net earnings	$2,627	$2,344	$1,463	$1,799
Net earnings per common share (2)
– basic	$1.22	$1.08	$0.67	$0.82
– diluted	$1.21	$1.06	$0.66	$0.81
(1)Further details related to product sales for the three months ended December 31, 2024 and 2023 are disclosed in note 18 to the financial statements.
(2)Common share, per common share, dividend, and stock option amounts have been updated to reflect the two for one common share split. Further details are disclosed in the Advisory section of this MD&A and in note 1 to the financial statements.
(1)Calculated as respective production expense divided by respective sales volumes.

Canadian Natural Resources Limited	5	Three months and year ended December 31, 2024

Volatility in the quarterly net earnings over the eight most recently completed quarters was primarily due to:
▪Crude oil pricing – Fluctuations in global supply/demand including crude oil production levels from OPEC+ and its impact on world supply, the impact of geopolitical and market uncertainties (including those due to the Russian invasion of Ukraine and conflict in the Middle East) on worldwide benchmark pricing, the impact of shale oil production in North America, the impact of the start-up of the Trans Mountain Expansion ("TMX") pipeline in the second quarter of 2024, the impact of the Western Canadian Select ("WCS") Heavy Differential from the West Texas Intermediate reference location at Cushing, Oklahoma ("WTI") in North America, and the impact of the differential between WTI and Dated Brent ("Brent") benchmark pricing in the International segments.
▪Natural gas pricing – Fluctuations in both the demand for natural gas and inventory storage levels, the impact of third-party pipeline maintenance and outages, the impact of geopolitical and market uncertainties, the impact of seasonal conditions, and the impact of shale gas production in the US.
▪Crude oil and NGLs sales volumes – Fluctuations in production from Kirby and Jackfish, fluctuations in production due to the cyclic nature of Primrose, fluctuations in the Company's drilling program in the North America Exploration and Production segment, natural field decline rates, the impact of turnarounds and pitstops in the Oil Sands Mining and Upgrading segment, the impact and timing of acquisitions, including the acquisition of working interests in AOSP and Duvernay assets from Chevron in the fourth quarter of 2024, and wildfires and a third-party pipeline outage in 2023 in the North America Exploration and Production segment. Sales volumes also reflected fluctuations due to timing of liftings and maintenance activities in the International segments.
▪Natural gas sales volumes – Fluctuations in production due to the Company's drilling program in the North America Exploration and Production segment, the impact and timing of acquisitions, including the acquisition of a working interest in the Duvernay assets from Chevron in the fourth quarter of 2024, natural field decline rates, the impact of seasonal conditions, wildfires, and a third-party pipeline outage in 2023 in the North America Exploration and Production segment.
▪Production expense – Fluctuations primarily due to the impacts of the demand and cost for services, fluctuations in product mix and production volumes, seasonal conditions, increased carbon tax, fluctuating energy costs, inflationary cost pressures, cost optimizations across all segments, turnarounds and pitstops in the Oil Sands Mining and Upgrading segment, and maintenance activities in the International segments.
▪Depletion, depreciation and amortization expense – Fluctuations due to changes in sales volumes, timing of acquisitions, proved reserves, asset retirement obligations, finding and development costs associated with crude oil and natural gas exploration, estimated future costs to develop the Company's proved undeveloped reserves, fluctuations in International sales volumes subject to higher depletion rates, the impact of turnarounds and pitstops in the Oil Sands Mining and Upgrading segment, a recoverability charge at December 31, 2024 and December 31, 2023 relating to the increase in estimate of future abandonment costs for the planned decommissioning activities at the Ninian field in the North Sea, and a recoverability charge at June 30, 2024 relating to the notice to withdraw from Block 11B/12B in South Africa.
▪Share-based compensation – Fluctuations due to the measurement of fair market value of the Company's share-based compensation liability.
▪Risk management – Fluctuations due to the recognition of gains and losses from the mark-to-market and subsequent settlement of the Company's risk management activities.
▪Interest expense – Fluctuations due to changing long-term debt levels, and the impact of movements in benchmark interest rates on outstanding floating rate long-term debt and accrued interest on PRT recoveries.
▪Foreign exchange – Fluctuations in the Canadian dollar relative to the US dollar, which impact the realized price the Company receives for its crude oil and natural gas sales, as sales prices are based predominantly on US dollar denominated benchmarks. Realized and unrealized foreign exchange gains and losses are also recorded with respect to US dollar denominated debt.
▪Loss (gain) from investments – Fluctuations due to the loss (gain) from the Company's investment in PrairieSky Royalty Ltd. shares.

Canadian Natural Resources Limited	6	Three months and year ended December 31, 2024

BUSINESS ENVIRONMENT
Global crude oil benchmark pricing declined in the fourth quarter of 2024 as a result of weaker global demand growth and concerns of higher non-OPEC+ supply, partially offset by continued supply quota management by OPEC+ and geopolitical tensions in the Middle East. The start-up of the TMX pipeline in the second quarter of 2024 contributed to a narrowing of the WCS differential with benefit to the Company's realized product pricing in 2024. Natural gas prices remained low as a result of higher storage levels in 2024 but recovered slightly during the fourth quarter due to seasonal demand factors and increased exports.
On March 4, 2025, the US government implemented 10% tariffs on energy products and 25% tariffs on other Canadian goods imported into the United States, with countermeasures subsequently announced by the Canadian government. The effect of these actions may have an impact on the market and pricing received for the Company's products, increase the cost or reduce the availability of products in the Company's supply chain, and introduce additional foreign currency volatility. At this time, the duration and impact of these trade actions remains uncertain. The Company will continue to assess the impacts of the tariffs on its business, financial condition and results.
Liquidity
As at December 31, 2024, the Company had undrawn revolving bank credit facilities of $4,562 million. Including cash and cash equivalents, the Company had approximately $4,693 million in liquidity(1). The Company also has certain other dedicated credit facilities supporting letters of credit.
The Company remains committed to maintaining a strong balance sheet, adequate available liquidity, and a flexible capital structure. Refer to the "Liquidity and Capital Resources" section of this MD&A for further details.
Capital Spending
On January 9, 2025, the Company announced its 2025 operating capital budget(2) targeted at approximately $6,015 million, which includes capital related to a number of acquisitions for which agreements between parties have been reached, with closings targeted in the first half of 2025, and subject to regulatory approvals and other customary closing conditions. With this capital, the Company is targeting near-term production growth in 2025 and mid- and long-term production and capacity growth in 2026 and beyond. In addition, the Company has approved approximately $135 million of capital, consisting of $90 million related to carbon capture and $45 million related to a one-time office move scheduled to take place through 2026. The Company targets $787 million in abandonment expenditures for 2025. Production for 2025 is targeted between 1,510 MBOE/d and 1,555 MBOE/d.
Annual budgets are developed and scrutinized throughout the year and can be changed, if necessary, in the context of price volatility, project returns and the balancing of project risks and time horizons. The 2025 capital budget constitutes forward-looking statements and is based on net capital expenditures (Non-GAAP Financial Measure). Refer to the "Advisory" section of this MD&A for further details on forward-looking statements.
Benchmark Commodity Prices

	Three Months Ended			Year Ended
(Average for the period)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
WTI benchmark price (US$/bbl)	$70.27	$75.16	$78.33	$75.72	$77.61
Dated Brent benchmark price (US$/bbl)	$74.69	$80.25	$84.06	$80.75	$82.61
WCS Heavy Differential from WTI (US$/bbl)	$12.55	$13.51	$21.90	$14.73	$18.62
SCO price (US$/bbl)	$71.13	$76.51	$78.64	$75.09	$79.64
Condensate benchmark price (US$/bbl)	$70.66	$71.24	$76.22	$72.94	$76.55
NYMEX benchmark price (US$/MMBtu)	$2.79	$2.16	$2.87	$2.27	$2.74
AECO benchmark price (C$/GJ)	$1.38	$0.77	$2.52	$1.36	$2.77
US/Canadian dollar average exchange rate (US$)	$0.7151	$0.7332	$0.7341	$0.7300	$0.7409
(1)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(2)Forward-looking non-GAAP Financial Measure. The operating capital budget is based on net capital expenditures (Non-GAAP Financial Measure). Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A for more details on Net Capital Expenditures.

Canadian Natural Resources Limited	7	Three months and year ended December 31, 2024

Substantially all of the Company's production is sold based on US dollar benchmark pricing. Specifically, crude oil is marketed based on WTI and Brent indices. Canadian natural gas pricing is primarily based on AECO reference pricing, which is derived from the NYMEX reference pricing and adjusted for its basis or location differential to the NYMEX delivery point at Henry Hub. The Company’s realized prices are directly impacted by fluctuations in foreign exchange rates resulting in product revenues being impacted by changes in Canadian dollar sales prices relative to the US dollar benchmark prices.
Crude oil sales contracts in North America are typically based on WTI benchmark pricing. WTI averaged US$75.72 per bbl for the year ended December 31, 2024, comparable with US$77.61 per bbl for the year ended December 31, 2023. WTI averaged US$70.27 per bbl for the fourth quarter of 2024, a decrease of 10% from US$78.33 per bbl for the fourth quarter of 2023 and a decrease of 7% from US$75.16 per bbl for the third quarter of 2024.
Crude oil sales contracts for the Company's International segments are typically based on Brent pricing, which is representative of international markets and overall global supply and demand. Brent averaged US$80.75 per bbl for the year ended December 31, 2024, comparable with US$82.61 per bbl for the year ended December 31, 2023. Brent averaged US$74.69 per bbl for the fourth quarter of 2024, a decrease of 11% from US$84.06 per bbl for the fourth quarter of 2023 and a decrease of 7% from US$80.25 per bbl for the third quarter of 2024.
The decrease in WTI and Brent benchmark pricing for the three months and year ended December 31, 2024 from the comparable periods primarily reflected weaker global demand growth and concerns of higher non-OPEC+ supply, partially offset by continued supply quota management by OPEC+, and geopolitical tensions in the Middle East.
The WCS Heavy Differential averaged US$14.73 per bbl for the year ended December 31, 2024 compared with US$18.62 per bbl for the year ended December 31, 2023. The WCS Heavy Differential averaged US$12.55 per bbl for the fourth quarter of 2024 compared with US$21.90 per bbl for the fourth quarter of 2023 and US$13.51 per bbl for the third quarter of 2024. The narrowing of the WCS Differential for the three months and year ended December 31, 2024 from the comparable periods in 2023 primarily reflected the start-up of the TMX pipeline in the second quarter of 2024, combined with stronger US Gulf Coast heavy oil pricing. The narrowing of the WCS Heavy Differential for the fourth quarter of 2024 from the third quarter of 2024 primarily reflected increased refinery capacity following planned and unplanned outages in the US Midwest in the third quarter of 2024, as well as strengthening US Gulf Coast heavy oil pricing.
The SCO price averaged US$75.09 per bbl for the year ended December 31, 2024, a decrease of 6% from US$79.64 per bbl for the year ended December 31, 2023. The SCO price averaged US$71.13 per bbl for the fourth quarter of 2024, a decrease of 10% from US$78.64 per bbl for the fourth quarter of 2023 and a decrease of 7% from US$76.51 per bbl for the third quarter of 2024. The decrease in SCO pricing for the year ended December 31, 2024 from the year ended December 31, 2023 primarily reflected weaker diesel pricing, together with increased production in the Western Canadian Sedimentary Basin ("WCSB") in 2024. The decrease in SCO pricing for the fourth quarter of 2024 from the comparable periods primarily reflected WTI benchmark pricing.
NYMEX natural gas prices averaged US$2.27 per MMBtu for the year ended December 31, 2024, a decrease of 17% from US$2.74 per MMBtu for the year ended December 31, 2023. NYMEX natural gas prices averaged US$2.79 per MMBtu for the fourth quarter of 2024, comparable with US$2.87 per MMBtu for the fourth quarter of 2023 and an increase of 29% from US$2.16 per MMBtu for the third quarter of 2024. The decrease in NYMEX natural gas prices for the year ended December 31, 2024 from the year ended December 31, 2023 primarily reflected high North American and European inventory levels resulting from weaker demand following mild winter weather in 2024. The increase in NYMEX natural gas pricing for the fourth quarter of 2024 from the third quarter of 2024 reflected seasonal demand factors, increased LNG exports out of the US Gulf Coast, and lower US production levels.
AECO natural gas prices averaged $1.36 per GJ for the year ended December 31, 2024, a decrease of 51% from $2.77 per GJ for the year ended December 31, 2023. AECO natural gas prices averaged $1.38 per GJ for the fourth quarter of 2024, a decrease of 45% from $2.52 per GJ for the fourth quarter of 2023 and an increase of 79% from $0.77 per GJ for the third quarter of 2024. The decrease in AECO natural gas prices for the three months and year ended December 31, 2024 from the comparable periods in 2023 reflected high storage inventories resulting from weaker demand and increased production levels in the WCSB, combined with weaker NYMEX benchmark pricing. The increase in AECO natural gas prices for the fourth quarter of 2024 from the third quarter of 2024 primarily reflected increased exports out of the WCSB, seasonal demand factors, and stronger NYMEX benchmark pricing.

Canadian Natural Resources Limited	8	Three months and year ended December 31, 2024

DAILY PRODUCTION, before royalties

	Three Months Ended			Year Ended
	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	531,960	499,772	521,579	509,288	496,100
North America – Oil Sands Mining and Upgrading (1)	534,631	497,656	500,133	472,245	451,339
International – Exploration and Production
North Sea	11,467	10,958	12,616	11,536	12,639
Offshore Africa	11,944	13,186	13,213	12,534	13,452
Total International (2)	23,411	24,144	25,829	24,070	26,091
Total Crude oil and NGLs	1,090,002	1,021,572	1,047,541	1,005,603	973,530
Natural gas (MMcf/d) (3)
North America	2,273	2,039	2,218	2,136	2,139
International
North Sea	4	1	2	2	2
Offshore Africa	6	9	11	9	10
Total International	10	10	13	11	12
Total Natural gas	2,283	2,049	2,231	2,147	2,151
Total Barrels of oil equivalent (BOE/d)	1,470,428	1,363,086	1,419,313	1,363,496	1,332,105
Product mix
Light and medium crude oil and NGLs	10%	9%	10%	10%	10%
Pelican Lake heavy crude oil	3%	3%	3%	3%	3%
Primary heavy crude oil	6%	6%	6%	6%	6%
Bitumen (thermal oil)	19%	20%	20%	20%	20%
Synthetic crude oil (1)	36%	37%	35%	35%	34%
Natural gas	26%	25%	26%	26%	27%
Percentage of product sales (1) (4) (5)
Crude oil and NGLs	96%	97%	94%	96%	93%
Natural gas	4%	3%	6%	4%	7%
(1)SCO production before royalties excludes SCO consumed internally as diesel.
(2)"International" includes North Sea and Offshore Africa Exploration and Production segments in all instances used in this MD&A.
(3)Natural gas production volumes approximate sales volumes.
(4)Net of blending and feedstock costs and excluding risk management activities.
(5)Excluding Midstream and Refining revenue.

Canadian Natural Resources Limited	9	Three months and year ended December 31, 2024

DAILY PRODUCTION, net of royalties

	Three Months Ended			Year Ended
	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	425,682	399,397	431,091	408,237	406,534
North America – Oil Sands Mining and Upgrading (1)	432,701	408,120	443,535	386,171	385,996
International – Exploration and Production
North Sea	11,441	10,925	12,590	11,509	12,609
Offshore Africa	11,364	12,496	11,917	11,918	12,183
Total International	22,805	23,421	24,507	23,427	24,792
Total Crude oil and NGLs	881,188	830,938	899,133	817,835	817,322
Natural gas (MMcf/d)
North America	2,223	2,016	2,148	2,091	2,055
International
North Sea	4	1	2	2	2
Offshore Africa	6	9	11	9	10
Total International	10	10	13	11	12
Total Natural gas	2,233	2,026	2,161	2,102	2,067
Total Barrels of oil equivalent (BOE/d)	1,253,347	1,168,599	1,259,297	1,168,209	1,161,852
(1)SCO production net of royalties excludes SCO consumed internally as diesel.
The Company's business approach is to maintain large project inventories and production diversification among each of the commodities it produces; namely light and medium crude oil and NGLs, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), SCO, and natural gas.
Record crude oil and NGLs production before royalties for the year ended December 31, 2024 averaged 1,005,603 bbl/d, an increase of 3% from 973,530 bbl/d for the year ended December 31, 2023. Record crude oil and NGLs production before royalties for the fourth quarter of 2024 averaged 1,090,002 bbl/d, an increase of 4% from 1,047,541 bbl/d for the fourth quarter of 2023 and an increase of 7% from 1,021,572 bbl/d for the third quarter of 2024. The increase in crude oil and NGLs production before royalties for the year ended December 31, 2024 from the year ended December 31, 2023 primarily reflected high utilization in the Oil Sands Mining and Upgrading segment, combined with strong drilling results in the North America Exploration and Production segment. The increase in crude oil and NGLs production for the fourth quarter of 2024 from the fourth quarter of 2023 primarily reflected the acquisition of Chevron's assets in December 2024, combined with high utilization in the Oil Sands Mining and Upgrading segment. The increase in crude oil and NGLs production for the fourth quarter of 2024 from the third quarter of 2024 primarily reflected the acquisition of Chevron's assets in December 2024, combined with high utilization in the Oil Sands Mining and Upgrading segment including the completion of the planned turnaround and debottleneck project at the non-operated Scotford Upgrader ("Scotford"), strong drilling results and the cyclical nature of Primrose in the North America Exploration and Production segment.
Annual crude oil and NGLs production for 2024 was within the Company's previously issued production target of 977,000 bbl/d and 1,008,000 bbl/d. Annual crude oil and NGLs production for 2025 is targeted to average between 1,106,000 bbl/d and 1,142,000 bbl/d. Production targets constitute forward-looking statements. Refer to the "Advisory" section of this MD&A for further details on forward-looking statements.
Natural gas production before royalties for the year ended December 31, 2024 averaged 2,147 MMcf/d, comparable with 2,151 MMcf/d for the year ended December 31, 2023. Natural gas production before royalties for the fourth quarter of 2024 averaged 2,283 MMcf/d, comparable with 2,231 MMcf/d for the fourth quarter of 2023 and an increase of 11% from 2,049 MMcf/d for the third quarter of 2024. The increase in natural gas production before royalties for the fourth quarter of 2024 from the third quarter of 2024 primarily reflected strong drilling results and the acquisition of Chevron's assets in December 2024.
Annual natural gas production for 2024 was within the Company's previously issued production target of 2,120 MMcf/d and 2,230 MMcf/d. Annual natural gas production for 2025 is targeted to average between 2,425 MMcf/d and 2,480 MMcf/d. Production targets constitute forward-looking statements. Refer to the "Advisory" section of this MD&A for further details on forward-looking statements.

Canadian Natural Resources Limited	10	Three months and year ended December 31, 2024

North America – Exploration and Production
Record North America crude oil and NGLs production before royalties for the year ended December 31, 2024 averaged 509,288 bbl/d, an increase of 3% from 496,100 bbl/d for the year ended December 31, 2023. North America crude oil and NGLs production before royalties for the fourth quarter of 2024 of 531,960 bbl/d was comparable with 521,579 bbl/d for the fourth quarter of 2023 and increased 6% from 499,772 bbl/d for the third quarter of 2024. The increase in North America crude oil and NGLs production for the year ended December 31, 2024 from the year ended December 31, 2023 primarily reflected increased production from thermal oil pad additions, and strong drilling results for liquids-rich natural gas and heavy oil, partially offset by natural field declines. The increase in North America crude oil and NGLs production for the fourth quarter of 2024 from the third quarter of 2024 primarily reflected the acquisition of Chevron's assets in December 2024, combined with strong drilling results for liquids-rich natural gas and heavy oil, and the cyclical nature of Primrose.
The Company's thermal in situ assets continued to demonstrate long life low decline production before royalties, averaging 276,231 bbl/d for the fourth quarter of 2024, comparable with 278,422 bbl/d for the fourth quarter of 2023 and 271,551 bbl/ d for the third quarter of 2024.
Pelican Lake heavy crude oil production before royalties for the fourth quarter of 2024 averaged 44,035 bbl/d, a decrease of 4% from 46,046 bbl/d for the fourth quarter of 2023 reflecting Pelican Lake's long life low decline, and comparable with 45,101 bbl/d for the third quarter of 2024, reflecting drilling completed in the first half of 2024.
North America natural gas production before royalties for the year ended December 31, 2024 averaged 2,136 MMcf/d, comparable with 2,139 MMcf/d for the year ended December 31, 2023. Natural gas production before royalties averaged 2,273 MMcf/d for the fourth quarter of 2024, comparable with 2,218 MMcf/d for the fourth quarter of 2023 and an increase of 11% from 2,039 MMcf/d for the third quarter of 2024. The increase in natural gas production for the fourth quarter of 2024 from the third quarter of 2024 primarily reflected strong drilling results and the acquisition of Chevron's assets in December 2024.
North America – Oil Sands Mining and Upgrading
Record SCO production before royalties for the year ended December 31, 2024 averaged 472,245 bbl/d, an increase of 5% from 451,339 bbl/d for the year ended December 31, 2023. Record SCO production before royalties for the fourth quarter of 2024 averaged 534,631 bbl/d, an increase of 7% from 500,133 bbl/d for the fourth quarter of 2023 and an increase of 7% from 497,656 bbl/d for the third quarter of 2024. The increase in SCO production for the year ended December 31, 2024 from the year ended December 31, 2023 primarily reflected strong performance and utilization at Horizon following the completion of the reliability enhancement project, and the acquisition of Chevron's assets in December 2024 at AOSP. The increase in SCO production for the fourth quarter of 2024 from the comparable periods primarily reflected the acquisition of Chevron's assets in December 2024, and high utilization at Horizon and AOSP following the completion of the planned turnaround and debottleneck project at Scotford.
International – Exploration and Production
International crude oil and NGLs production before royalties for the year ended December 31, 2024 averaged 24,070 bbl/d, a decrease of 8% from 26,091 bbl/d for the year ended December 31, 2023. International crude oil and NGLs production before royalties for the fourth quarter of 2024 averaged 23,411 bbl/d, a decrease of 9% from 25,829 bbl/d for the fourth quarter of 2023 and a decrease of 3% from 24,144 bbl/d for the third quarter of 2024. The decrease in International crude oil and NGLs production for the three months and year ended December 31, 2024 from the comparable periods reflected natural field declines.
International Crude Oil Inventory Volumes
The Company recognizes revenue on its crude oil production when control of the product passes to the customer and delivery has taken place. Revenue has not been recognized in the International segments on crude oil production held in various storage facilities or floating production storage and offloading vessels ("FPSOs"), as follows:

(bbl)	Dec 31 2024	Sep 30 2024	Dec 31 2023
International	1,051,540	655,729	515,543

Canadian Natural Resources Limited	11	Three months and year ended December 31, 2024

OPERATING HIGHLIGHTS – EXPLORATION AND PRODUCTION

	Three Months Ended			Year Ended
	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Crude oil and NGLs ($/bbl) (1)
Realized price (2)	$75.22	$79.15	$69.39	$77.76	$72.36
Transportation (2)	6.08	5.26	3.83	5.50	4.23
Realized price, net of transportation (2)	69.14	73.89	65.56	72.26	68.13
Royalties (3)	14.77	15.05	11.38	14.85	12.55
Production expense (4)	13.15	14.65	15.05	14.72	16.12
Netback (2)	$41.22	$44.19	$39.13	$42.69	$39.46
Natural gas ($/Mcf) (1)
Realized price (5)	$2.02	$1.25	$2.80	$1.86	$3.10
Transportation (6)	0.59	0.63	0.54	0.62	0.56
Realized price, net of transportation	1.43	0.62	2.26	1.24	2.54
Royalties (3)	0.04	0.02	0.09	0.05	0.13
Production expense (4)	1.12	1.26	1.13	1.22	1.30
Netback (7)	$0.27	$(0.66)	$1.04	$(0.03)	$1.11
Barrels of oil equivalent ($/BOE) (1)
Realized price (2)	$49.54	$50.36	$48.41	$50.82	$50.54
Transportation (2)	5.06	4.67	3.61	4.78	3.88
Realized price, net of transportation (2)	44.48	45.69	44.80	46.04	46.66
Royalties (3)	8.85	9.05	7.05	8.96	7.77
Production expense (4)	10.53	11.81	11.75	11.73	12.74
Netback (2)	$25.10	$24.83	$26.00	$25.35	$26.15
(1)For crude oil and NGLs and BOE sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A. For natural gas sales volumes, refer to the "Daily Production, before royalties" section of this MD&A.
(2)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Calculated as royalties divided by respective sales volumes.
(4)Calculated as production expense divided by respective sales volumes.
(5)Calculated as natural gas sales divided by natural gas sales volumes.
(6)Calculated as natural gas transportation expense divided by natural gas sales volumes.
(7)Natural gas netbacks exclude NGLs netbacks derived from the Company's liquids-rich natural gas plays.

Canadian Natural Resources Limited	12	Three months and year ended December 31, 2024

REALIZED PRODUCT PRICES – EXPLORATION AND PRODUCTION

	Three Months Ended			Year Ended
	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Crude oil and NGLs ($/bbl) (1)
North America (2)	$74.46	$77.29	$66.69	$76.37	$70.51
International average (3)	$96.36	$109.41	$112.22	$108.80	$107.46
North Sea (3)	$103.80	$112.54	$118.50	$111.53	$110.99
Offshore Africa (3)	$86.93	$108.04	$107.88	$106.00	$106.25
Crude oil and NGLs average (2)	$75.22	$79.15	$69.39	$77.76	$72.36
Natural gas ($/Mcf) (1) (3)
North America	$1.98	$1.19	$2.75	$1.81	$3.04
International average	$11.28	$12.67	$12.15	$12.01	$12.81
North Sea	$8.87	$11.28	$9.66	$9.93	$10.45
Offshore Africa	$12.62	$12.87	$12.51	$12.46	$13.19
Natural gas average	$2.02	$1.25	$2.80	$1.86	$3.10
Average ($/BOE) (1) (2)	$49.54	$50.36	$48.41	$50.82	$50.54
(1)For crude oil and NGLs and BOE sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A. For natural gas sales volumes, refer to the "Daily Production, before royalties" section of this MD&A.
(2)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Calculated as crude oil and NGLs sales and natural gas sales divided by respective sales volumes.
North America
North America realized crude oil and NGLs prices increased 8% to average $76.37 per bbl for the year ended December 31, 2024 from $70.51 per bbl for the year ended December 31, 2023. North America realized crude oil and NGLs prices averaged $74.46 per bbl for the fourth quarter of 2024, an increase of 12% from $66.69 per bbl for the fourth quarter of 2023 and a decrease of 4% from $77.29 per bbl for the third quarter of 2024. The increase in North America realized crude oil and NGLs prices per bbl for the three months and year ended December 31, 2024 from the comparable periods in 2023 primarily reflected the narrowing of the WCS Heavy Differential. The decrease in North America realized crude oil and NGLs prices per bbl for the fourth quarter of 2024 from the third quarter of 2024 reflected lower WTI benchmark pricing. The Company continues to focus on its crude oil blending marketing strategy and in the fourth quarter of 2024 contributed approximately 194,000 bbl/d of heavy crude oil blends to the WCS stream.
North America realized natural gas prices decreased 40% to average $1.81 per Mcf for the year ended December 31, 2024 from $3.04 per Mcf for the year ended December 31, 2023. North America realized natural gas prices decreased 28% to average $1.98 per Mcf for the fourth quarter of 2024 from $2.75 per Mcf for the fourth quarter of 2023, and increased 66% from $1.19 per Mcf for the third quarter of 2024. The decrease in North America realized natural gas prices per Mcf for the three months and year ended December 31, 2024 from the comparable periods in 2023 reflected lower AECO benchmark pricing. The increase for the fourth quarter of 2024 from the third quarter of 2024 reflected higher AECO and export pricing.
Comparisons of the prices received in North America Exploration and Production by product type were as follows:

	Three Months Ended
(Quarterly average)	Dec 31 2024	Sep 30 2024	Dec 31 2023
Wellhead Price (1)
Light and medium crude oil and NGLs ($/bbl)	$68.63	$67.58	$69.42
Pelican Lake heavy crude oil ($/bbl)	$79.88	$84.02	$73.47
Primary heavy crude oil ($/bbl)	$78.34	$83.56	$72.90
Bitumen (thermal oil) ($/bbl)	$75.11	$78.26	$62.64
Natural gas ($/Mcf)	$1.98	$1.19	$2.75
(1)Amounts expressed on a per unit basis are based on sales volumes of the respective product type.

Canadian Natural Resources Limited	13	Three months and year ended December 31, 2024

International
International realized crude oil and NGLs prices averaged $108.80 per bbl for the year ended December 31, 2024, comparable with $107.46 per bbl for the year ended December 31, 2023. International realized crude oil and NGLs prices decreased 14% to average $96.36 per bbl for the fourth quarter of 2024 from $112.22 per bbl for the fourth quarter of 2023, and decreased 12% from $109.41 per bbl for the third quarter of 2024. Realized crude oil and NGLs prices per bbl in any particular period are dependent on the terms of the various sales contracts, the frequency and timing of liftings from each field, and prevailing Brent benchmark prices and foreign exchange rates at the time of lifting.
ROYALTIES – EXPLORATION AND PRODUCTION

	Three Months Ended			Year Ended
	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Crude oil and NGLs ($/bbl) (1)
North America	$15.22	$15.72	$11.72	$15.40	$12.89
International average	$1.99	$4.02	$5.83	$2.75	$5.99
North Sea	$0.23	$0.33	$0.24	$0.26	$0.33
Offshore Africa	$4.22	$5.65	$10.58	$5.30	$10.08
Crude oil and NGLs average	$14.77	$15.05	$11.38	$14.85	$12.55
Natural gas ($/Mcf) (1)
North America	$0.04	$0.01	$0.09	$0.04	$0.13
Offshore Africa	$0.58	$0.59	$0.59	$0.57	$0.62
Natural gas average	$0.04	$0.02	$0.09	$0.05	$0.13
Average ($/BOE) (1)	$8.85	$9.05	$7.05	$8.96	$7.77
(1)Calculated as royalties divided by respective sales volumes. For crude oil and NGLs and BOE sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A. For natural gas sales volumes, refer to the "Daily Production, before royalties" section of this MD&A.
North America
North America crude oil and NGLs and natural gas royalties for the three months and year ended December 31, 2024 and the comparable periods reflected movements in benchmark commodity prices, fluctuations in the WCS Heavy Differential and the impact of sliding scale royalty rates.
Crude oil and NGLs royalty rates(1) averaged approximately 20% of product sales for the year ended December 31, 2024 compared with 18% of product sales for the year ended December 31, 2023. Crude oil and NGLs royalty rates averaged approximately 20% of product sales for the fourth quarter of 2024 compared with 18% for the fourth quarter of 2023 and 20% for the third quarter of 2024. The increase in royalty rates for the three months and year ended December 31, 2024 from the comparable periods in 2023 primarily reflected increased realized heavy oil and bitumen pricing in 2024.
Natural gas royalty rates averaged approximately 2% of product sales for the year ended December 31, 2024 compared with 4% of product sales for the year ended December 31, 2023. Natural gas royalty rates averaged approximately 2% of product sales for the fourth quarter of 2024 compared with 3% for the fourth quarter of 2023 and 1% for the third quarter of 2024. The fluctuations in royalty rates for the three months and year ended December 31, 2024 from the comparable periods primarily reflected prevailing benchmark pricing.
Offshore Africa
Under the terms of the various Production Sharing Contracts, royalty rates fluctuate based on realized commodity pricing, capital expenditures and production expenses, the status of payouts, and the timing of liftings from each field.
Royalty rates as a percentage of product sales averaged approximately 5% for the year ended December 31, 2024 compared with 9% of product sales for the year ended December 31, 2023. Royalty rates as a percentage of product sales averaged approximately 5% for the fourth quarter of 2024 compared with 9% of product sales for the fourth quarter of 2023 and 5% for the third quarter of 2024. The decrease in royalty rates as a percentage of product sales for the three months and year ended December 31, 2024 from the comparable periods in 2023 reflected the timing of liftings, and the status of payout in the various fields.
(1)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.

Canadian Natural Resources Limited	14	Three months and year ended December 31, 2024

PRODUCTION EXPENSE – EXPLORATION AND PRODUCTION

	Three Months Ended			Year Ended
	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Crude oil and NGLs ($/bbl) (1)
North America	$10.83	$12.36	$12.56	$12.55	$14.46
International average	$77.66	$52.04	$54.95	$62.99	$48.16
North Sea	$118.91	$120.92	$92.28	$103.28	$85.57
Offshore Africa	$25.34	$21.67	$23.25	$21.77	$21.14
Crude oil and NGLs average	$13.15	$14.65	$15.05	$14.72	$16.12
Natural gas ($/Mcf) (1)
North America	$1.09	$1.23	$1.09	$1.19	$1.27
International average	$7.81	$6.24	$8.76	$6.51	$7.26
North Sea	$9.38	$9.61	$9.52	$8.95	$9.85
Offshore Africa	$6.94	$5.75	$8.65	$5.98	$6.83
Natural gas average	$1.12	$1.26	$1.13	$1.22	$1.30
Average ($/BOE) (1)	$10.53	$11.81	$11.75	$11.73	$12.74
(1)Calculated as production expense divided by respective sales volumes. For crude oil and NGLs and BOE sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A. For natural gas sales volumes, refer to the "Daily Production, before royalties" section of this MD&A.
North America
North America crude oil and NGLs production expense for the year ended December 31, 2024 averaged $12.55 per bbl, a decrease of 13% from $14.46 per bbl for the year ended December 31, 2023. North America crude oil and NGLs production expense for the fourth quarter of 2024 of $10.83 per bbl decreased 14% from $12.56 per bbl for the fourth quarter of 2023 and decreased 12% from $12.36 per bbl for the third quarter of 2024. The decrease in crude oil and NGLs production expense per bbl for the three months and year ended December 31, 2024 from the comparable periods in 2023 primarily reflected lower energy costs. The decrease in crude oil and NGLs production expense per bbl for the fourth quarter of 2024 from the third quarter of 2024 primarily reflected lower maintenance activities in the fourth quarter of 2024, combined with higher production volumes.
North America natural gas production expense for the year ended December 31, 2024 averaged $1.19 per Mcf, a decrease of 6% from $1.27 per Mcf for the year ended December 31, 2023. North America natural gas production expense for the fourth quarter of 2024 of $1.09 per Mcf was comparable with $1.09 per Mcf for the fourth quarter of 2023 and decreased 11% from $1.23 per Mcf for the third quarter of 2024. The decrease in natural gas production expense per Mcf for the year ended December 31, 2024 from the year ended December 31, 2023 primarily reflected lower energy costs and maintenance activities. The decrease in natural gas production expense per Mcf for the fourth quarter of 2024 from the third quarter of 2024 primarily reflected higher production volumes in the fourth quarter of 2024 as a result of strong drilling results and the acquisition of Chevron's assets in December 2024.
International
International crude oil and NGLs production expense for the year ended December 31, 2024 averaged $62.99 per bbl, an increase of 31% from $48.16 per bbl for the year ended December 31, 2023. International crude oil and NGLs production expense for the fourth quarter of 2024 of $77.66 per bbl increased 41% from $54.95 per bbl for the fourth quarter of 2023 and increased 49% from $52.04 per bbl for the third quarter of 2024. The increase in crude oil and NGLs production expense per bbl for the three months and year ended December 31, 2024 from the comparable periods reflected the timing of liftings from various fields that have different cost structures and the impact of foreign exchange.

Canadian Natural Resources Limited	15	Three months and year ended December 31, 2024

ADJUSTED DEPLETION, DEPRECIATION AND AMORTIZATION – EXPLORATION AND PRODUCTION

	Three Months Ended			Year Ended
($ millions, except per BOE amounts)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
North America	$1,010	$924	$971	$3,831	$3,679
North Sea	221	17	466	279	494
Offshore Africa	46	96	66	297	213
Depletion, depreciation and amortization	$1,277	$1,037	$1,503	$4,407	$4,386
Less: Recoverability charge (1) (2)	160	—	436	222	436
Adjusted depletion, depreciation and amortization (3)	$1,117	$1,037	$1,067	$4,185	$3,950
$/BOE (4)	$13.01	$13.27	$12.46	$12.92	$12.27
(1)As at December 31, 2024, as a result of refined project scope and cost estimates associated with abandonment activities, the Company recognized a recoverability charge of $160 million (December 31, 2023 – $436 million) in depletion, depreciation and amortization expense related to an increase in its estimate of future abandonment costs for the Ninian field in the North Sea.
(2)In connection with the Company’s notice of withdrawal from Block 11B/12B in South Africa in the second quarter of 2024, the Company derecognized $62 million of exploration and evaluation assets through depletion, depreciation and amortization expense.
(3)This is a non-GAAP financial measure used to calculate depletion, depreciation and amortization, less the impact of charges that are not related to current period normal course depletion, depreciation and amortization expense such as asset recoverability charges that are not related to current period production. It may not be comparable to similar measures presented by other companies and should not be considered an alternative to, or more meaningful than, the most directly comparable financial measure presented in the financial statements (depletion, depreciation and amortization expense), as an indication of the Company's performance.
(4)This is a non-GAAP ratio calculated as adjusted depletion, depreciation and amortization expense divided by sales volumes. For sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
Adjusted depletion, depreciation and amortization expense for the year ended December 31, 2024 averaged $12.92 per BOE, an increase of 5% from $12.27 per BOE for the year ended December 31, 2023. Adjusted depletion, depreciation and amortization expense for the fourth quarter of 2024 averaged $13.01 per BOE, an increase of 4% from $12.46 per BOE for the fourth quarter of 2023 and comparable with $13.27 per BOE for the third quarter of 2024. The increase in adjusted depletion, depreciation and amortization expense per BOE for the three months and year ended December 31, 2024 from the comparable periods in 2023 primarily reflected the impact of changes in North America depletion rates due to changes in reserve estimates at December 31, 2023.
Adjusted depletion, depreciation and amortization expense on an absolute and per BOE basis also reflects the impact of the timing of liftings from each field in the North Sea and Offshore Africa.
ASSET RETIREMENT OBLIGATION ACCRETION – EXPLORATION AND PRODUCTION

	Three Months Ended			Year Ended
($ millions, except per BOE amounts)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
North America	$58	$58	$58	$231	$234
North Sea	17	16	12	65	46
Offshore Africa	3	2	2	9	8
Asset retirement obligation accretion	$78	$76	$72	$305	$288
$/BOE (1)	$0.89	$0.97	$0.84	$0.94	$0.89
(1)Calculated as asset retirement obligation accretion divided by sales volumes. For sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time. Asset retirement obligation accretion expense for the year ended December 31, 2024 averaged $0.94 per BOE, an increase of 6% from $0.89 per BOE for the year ended December 31, 2023. Asset retirement obligation accretion expense for the fourth quarter of 2024 averaged $0.89 per BOE, an increase of 6% from $0.84 per BOE for the fourth quarter of 2023 and a decrease of 8% from $0.97 per BOE for the third quarter of 2024. The increase in asset retirement obligation accretion expense per BOE for the three months and year ended December 31, 2024 from the comparable periods in 2023 primarily reflected the impact of the Company's estimate for future abandonment costs for the Ninian field in the North Sea at December 31, 2023. The decrease in asset retirement obligation accretion expense per BOE for the fourth quarter of 2024 from the third quarter of 2024 reflected higher sales volumes.

Canadian Natural Resources Limited	16	Three months and year ended December 31, 2024

OPERATING HIGHLIGHTS – OIL SANDS MINING AND UPGRADING
The Company continues to focus on safe, reliable, and efficient operations, leveraging its technical expertise across the Horizon and AOSP sites, resulting in record SCO production averaging 534,631 bbl/d in the fourth quarter of 2024. The acquisition of an additional 20% working interest in AOSP also contributed to increased volumes in the fourth quarter of 2024.
REALIZED PRODUCT PRICES, ROYALTIES AND TRANSPORTATION – OIL SANDS MINING AND UPGRADING

	Three Months Ended			Year Ended
($/bbl)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Realized SCO sales price (1)	$95.08	$100.93	$98.73	$98.03	$100.06
Bitumen value for royalty purposes (2)	$69.35	$76.16	$61.73	$72.68	$65.43
Bitumen royalties (3)	$17.20	$17.71	$11.57	$17.23	$14.43
Transportation (1)	$3.60	$3.34	$1.85	$2.91	$1.89
(1)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(2)Calculated as the quarterly average of the bitumen methodology price.
(3)Calculated as royalties divided by sales volumes.
The realized SCO sales price averaged $98.03 per bbl for the year ended December 31, 2024, comparable with $100.06 per bbl for the year ended December 31, 2023. The realized SCO sales price averaged $95.08 per bbl for the fourth quarter of 2024, a decrease of 4% from $98.73 per bbl for the fourth quarter of 2023 and a decrease of 6% from $100.93 per bbl for the third quarter of 2024. The decrease in realized SCO sales price per bbl for the fourth quarter of 2024 from the comparable periods primarily reflected WTI benchmark pricing.
The fluctuations in bitumen royalties per bbl in any particular period reflect prevailing bitumen pricing for royalty purposes, and the impact of sliding scale royalty rates. The increase in bitumen royalties per bbl for the three months and year ended December 31, 2024 from the comparable periods in 2023 primarily reflected an increase in average bitumen pricing for royalty purposes in 2024.
Transportation expense averaged $2.91 per bbl for the year ended December 31, 2024, an increase of 54% from $1.89 per bbl for the year ended December 31, 2023. Transportation expense averaged $3.60 per bbl for the fourth quarter of 2024, an increase of 95% from $1.85 per bbl for the fourth quarter of 2023 and an increase of 8% from $3.34 per bbl for the third quarter of 2024. The increase in transportation expense per bbl for the three months and year ended December 31, 2024 from the comparable periods primarily reflected higher volumes shipped on the TMX pipeline.
PRODUCTION EXPENSE – OIL SANDS MINING AND UPGRADING

	Three Months Ended			Year Ended
($ millions)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Production expense, excluding natural gas costs	$991	$917	$904	$3,801	$3,794
Natural gas costs	28	18	43	120	195
Production expense	$1,019	$935	$947	$3,921	$3,989

	Three Months Ended			Year Ended
($/bbl)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Production expense, excluding natural gas costs (1)	$20.39	$20.27	$20.00	$22.18	$23.13
Natural gas costs (2)	0.58	0.40	0.96	0.70	1.19
Production expense (3)	$20.97	$20.67	$20.96	$22.88	$24.32
Sales volumes (bbl/d)	528,248	491,635	491,339	468,280	449,282
(1)Calculated as production expense, excluding natural gas costs divided by sales volumes.
(2)Calculated as natural gas costs divided by sales volumes.
(3)Calculated as production expense divided by sales volumes.

Canadian Natural Resources Limited	17	Three months and year ended December 31, 2024

The Company incurred production expense of $1,019 million for the fourth quarter of 2024, an increase of 8% from $947 million for the fourth quarter of 2023 and an increase of 9% from $935 million for the third quarter of 2024 primarily reflecting the acquisition of Chevron's assets in December 2024. The Company continues to focus on cost control and driving efficiencies across the Oil Sands Mining and Upgrading segment.
Production expense for the year ended December 31, 2024 averaged $22.88 per bbl, a decrease of 6% from $24.32 per bbl for the year ended December 31, 2023. Production expense for the fourth quarter of 2024 averaged $20.97 per bbl, comparable with $20.96 per bbl for the fourth quarter of 2023 and $20.67 per bbl for the third quarter of 2024. The decrease in production expense per bbl for the year ended December 31, 2024 from the year ended December 31, 2023 reflected higher production volumes from strong utilization, combined with lower energy costs.
DEPLETION, DEPRECIATION AND AMORTIZATION – OIL SANDS MINING AND UPGRADING

	Three Months Ended			Year Ended
($ millions, except per bbl amounts)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Depletion, depreciation and amortization	$621	$556	$554	$2,258	$2,011
$/bbl (1)	$12.76	$12.27	$12.25	$13.17	$12.26
(1)Calculated as depletion, depreciation and amortization divided by sales volumes.
Depletion, depreciation and amortization expense for the year ended December 31, 2024 averaged $13.17 per bbl, an increase of 7% from $12.26 per bbl for the year ended December 31, 2023. Depletion, depreciation and amortization expense for the fourth quarter of 2024 of $12.76 per bbl increased 4% from $12.25 per bbl for the fourth quarter of 2023 and increased 4% from $12.27 per bbl for the third quarter of 2024. The increase in depletion, depreciation and amortization expense per bbl for the year ended December 31, 2024 from the year ended December 31, 2023 primarily reflected derecognitions related to the Horizon turnaround in the second quarter of 2024, partially offset by higher sales volumes in 2024. The increase in depletion, depreciation, and amortization expense per bbl for the fourth quarter of 2024 from the comparable periods also reflected a higher depletable base due to assets additions, including the acquisition of Chevron's assets in December 2024, partially offset by higher sales volumes in the fourth quarter of 2024.
ASSET RETIREMENT OBLIGATION ACCRETION – OIL SANDS MINING AND UPGRADING

	Three Months Ended			Year Ended
($ millions, except per bbl amounts)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Asset retirement obligation accretion	$20	$21	$19	$84	$78
$/bbl (1)	$0.44	$0.46	$0.43	$0.49	$0.48
(1)Calculated as asset retirement obligation accretion divided by sales volumes.
Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time. Asset retirement obligation accretion expense for the year ended December 31, 2024 of $0.49 per bbl was comparable with $0.48 per bbl for the year ended December 31, 2023. Asset retirement obligation accretion expense for the fourth quarter of 2024 of $0.44 per bbl was comparable with $0.43 per bbl for the fourth quarter of 2023 and decreased 4% from $0.46 per bbl for the third quarter of 2024. The decrease in asset retirement obligation accretion expense per bbl for the fourth quarter of 2024 from the third quarter of 2024 primarily reflected the impact of higher sales volumes in the fourth quarter of 2024.

Canadian Natural Resources Limited	18	Three months and year ended December 31, 2024

MIDSTREAM AND REFINING

	Three Months Ended			Year Ended
($ millions)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Product sales
Midstream activities	$21	$20	$20	$82	$76
NWRP, refined product sales and other	193	191	236	813	926
Segmented revenue	214	211	256	895	1,002
Less:
NWRP, refining toll	65	75	82	295	303
Midstream activities	5	3	7	20	29
Production expense	70	78	89	315	332
NWRP, transportation and feedstock costs	164	169	166	685	664
Depreciation	3	5	4	16	16
Segmented loss	$(23)	$(41)	$(3)	$(121)	$(10)
The Company's Midstream and Refining assets consist of two crude oil pipeline systems, a 50% working interest in an 84-megawatt cogeneration plant at Primrose and the Company's 50% equity investment in North West Redwater Partnership ("NWRP").
NWRP operates a 50,000 bbl/d bitumen upgrader and refinery that processes approximately 12,500 bbl/d of bitumen feedstock for the Company (25% toll payer) and 37,500 bbl/d of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC") (75% toll payer), an agent of the Government of Alberta. The Company is unconditionally obligated to pay its 25% pro rata share of the debt component of the monthly fee-for-service toll over the 40-year tolling period until 2058. Sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment. For the fourth quarter of 2024, production of ultra-low sulphur diesel and other refined products averaged 77,742 BOE/d (19,436 BOE/d to the Company) (three months ended September 30, 2024 – 72,109 BOE/d; 18,027 BOE/d to the Company; three months ended December 31, 2023 – 83,294 BOE/d; 20,824 BOE/d to the Company), reflecting the 25% toll payer commitment.
During the third quarter of 2024, NWRP repaid $500 million of 3.20% series A bonds.
During the second quarter of 2024, NWRP issued $700 million of 4.85% series P bonds due June 2034 and $600 million of 5.08% series Q bonds due June 2054.
During the second quarter of 2024, NWRP amended its syndicated credit facility to extend the revolving facility originally maturing June 2025 to June 2027, reduce the availability on the revolving facility from $2,175 million to $1,900 million, and reduce the availability of the non-revolving facility from $940 million to $500 million. Additionally, in the third and fourth quarter of 2024, NWRP repaid an additional $150 million and $100 million, respectively, on the non-revolving facility, reducing the availability to $250 million.
As at December 31, 2024, the Company's cumulative unrecognized share of the equity loss and partnership distributions from NWRP was $509 million (December 31, 2023 – $555 million). For the three months ended December 31, 2024, the Company's recovery of its share of unrecognized equity losses was $1 million (year ended December 31, 2024 – recovery of unrecognized equity losses of $46 million; three months ended December 31, 2023 – unrecognized equity loss of $5 million; year ended December 31, 2023 – unrecognized equity loss of $4 million).

Canadian Natural Resources Limited	19	Three months and year ended December 31, 2024

ADMINISTRATION EXPENSE

	Three Months Ended			Year Ended
($ millions, except per BOE amounts)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Administration expense	$127	$126	$119	$503	$452
$/BOE (1)	$0.95	$1.02	$0.91	$1.02	$0.93
Sales volumes (BOE/d) (2)	1,460,909	1,342,508	1,422,198	1,353,166	1,331,092
(1)Calculated as administration expense divided by sales volumes.
(2)Total Company sales volumes.
Administration expense for the year ended December 31, 2024 of $1.02 per BOE increased 10% from $0.93 per BOE for the year ended December 31, 2023. Administration expense for the fourth quarter of 2024 of $0.95 per BOE increased 4% from $0.91 per BOE for the fourth quarter of 2023 and decreased 7% from $1.02 per BOE for the third quarter of 2024. The increase in administration expense per BOE for the three months and year ended December 31, 2024 from the comparable periods in 2023 primarily reflected higher personnel costs, partially offset by higher overhead recoveries. The decrease in administration expense per BOE for the fourth quarter of 2024 from the third quarter of 2024 primarily reflected higher sales volumes.
SHARE-BASED COMPENSATION

	Three Months Ended			Year Ended
($ millions)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Share-based compensation expense (recovery)	$44	$(46)	$57	$279	$491
The Company's Stock Option Plan provides employees with the right to receive common shares or a cash payment in exchange for stock options surrendered. The Performance Share Unit ("PSU") plan provides certain executive employees of the Company with the right to receive a cash payment; the amount of which is determined with reference to the value of the Company's shares, and by individual employee performance and the extent to which certain other performance measures are met.
The Company recognized $279 million of share-based compensation expense for the year ended December 31, 2024, primarily as a result of the measurement of the fair value of outstanding stock options related to the impact of normal course graded vesting of stock options granted in prior periods, the impact of vested stock options exercised or surrendered during the period, and changes in the Company's share price.

Canadian Natural Resources Limited	20	Three months and year ended December 31, 2024

INTEREST AND OTHER FINANCING EXPENSE

	Three Months Ended			Year Ended
($ millions, except effective interest rate)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Interest and other financing expense	$142	$154	$117	$592	$636
Less: Interest (income) and other expense (1)	(47)	(5)	(53)	(81)	(55)
Interest expense on long-term debt and lease liabilities (1)	$189	$159	$170	$673	$691

Average current and long-term debt (2)	$13,285	$11,130	$12,350	$11,895	$12,749
Average lease liabilities (2)	1,457	1,511	1,484	1,509	1,500
Average long-term debt and lease liabilities (2)	$14,742	$12,641	$13,834	$13,404	$14,249
Average effective interest rate (3) (4)	5.0%	4.9%	4.8%	4.9%	4.8%

Interest and other financing expense ($/BOE) (5)	$1.06	$1.24	$0.90	$1.20	$1.31
Sales volumes (BOE/d) (6)	1,460,909	1,342,508	1,422,198	1,353,166	1,331,092
(1)Item is a component of interest and other financing expense.
(2)The average of current and long-term debt and lease liabilities outstanding during the respective period.
(3)This is a non-GAAP ratio and may not be comparable to similar measures presented by other companies and should not be considered an alternative to, or more meaningful than, the most directly comparable financial measure presented in the financial statements, as applicable, as an indication of the Company's performance.
(4)Calculated as the average interest expense on long-term debt and lease liabilities divided by the average long-term debt and lease liabilities balance. The Company presents its average effective interest rate for financial statement users to evaluate the Company’s average cost of debt borrowings.
(5)Calculated as interest and other financing expense divided by sales volumes.
(6)Total Company sales volumes.
Interest and other financing expense for the year ended December 31, 2024 decreased 8% to $1.20 per BOE from $1.31 per BOE for the year ended December 31, 2023. Interest and other financing expense for the fourth quarter of 2024 increased 18% to $1.06 per BOE from $0.90 per BOE for the fourth quarter of 2023 and decreased 15% from $1.24 per BOE for the third quarter of 2024. The decrease in interest and other financing expense per BOE for the year ended December 31, 2024 from the year ended December 31, 2023 primarily reflected lower average debt levels. The increase in interest and other financing expense per BOE for the fourth quarter of 2024 from the fourth quarter of 2023 primarily reflected higher average debt levels as a result of debt issuances in the fourth quarter of 2024. The decrease in interest and other financing expense per BOE for the fourth quarter of 2024 from the third quarter of 2024 primarily reflected higher sales volumes in the fourth quarter of 2024, partially offset by higher average debt levels.
The Company's average effective interest rate for the three months and year ended December 31, 2024 averaged 5.0% and 4.9%, respectively, an increase from the comparable periods, reflecting higher prevailing interest rates on long-term debt held during 2024.

Canadian Natural Resources Limited	21	Three months and year ended December 31, 2024

RISK MANAGEMENT ACTIVITIES
The Company utilizes various derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These derivative financial instruments are not intended for trading or speculative purposes.

	Three Months Ended			Year Ended
($ millions)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Foreign currency contracts	$144	$(27)	$(15)	$155	$(17)
Natural gas financial instruments (1) (2) (3)	2	6	(2)	13	3
Net realized loss (gain)	146	(21)	(17)	168	(14)
Foreign currency contracts	(2)	5	(16)	15	(9)
Natural gas financial instruments (1) (2) (3)	(2)	(5)	9	(6)	21
Net unrealized (gain) loss	(4)	—	(7)	9	12
Net loss (gain)	$142	$(21)	$(24)	$177	$(2)
(1)Certain commodity financial instruments were assumed in the acquisition of Painted Pony Energy Ltd. in the fourth quarter of 2020.
(2)In the fourth quarter of 2024, the Company entered into fixed price financial contracts to buy 12,500 MMBtu/d of natural gas at US$1.47 AECO, and 25,000 MMBtu/d of natural gas at US$1.82 AECO for the period of January to December 2025.
(3)In the fourth quarter of 2023, the Company entered into fixed price financial contracts to buy 50,000 MMBtu/d of natural gas at US$1.82 AECO for the period of January to December 2024.
During the year ended December 31, 2024, net realized risk management losses were related to the settlement of foreign currency contracts and natural gas financial instruments. The Company recorded a net unrealized loss of $9 million ($10 million after tax of $1 million) on its risk management activities for the year ended December 31, 2024, and a net unrealized gain of $4 million ($3 million after-tax of $1 million) for the fourth quarter of 2024 (three months ended September 30, 2024 – $nil; three months ended December 31, 2023 – unrealized gain of $7 million ($9 million after tax of $2 million); year ended December 31, 2023 – unrealized loss of $12 million ($7 million after tax of $5 million)).
Further details related to outstanding derivative financial instruments as at December 31, 2024 are disclosed in note 16 to the financial statements.
FOREIGN EXCHANGE

	Three Months Ended			Year Ended
($ millions)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Net realized (gain) loss	$(62)	$30	$11	$67	$(19)
Net unrealized loss (gain)	782	(148)	(276)	888	(260)
Net loss (gain) (1)	$720	$(118)	$(265)	$955	$(279)
(1)Amounts are reported net of the hedging effect of any cross-currency swaps.
The net realized foreign exchange loss for the year ended December 31, 2024 was primarily related to the repayment of US dollar debt, partially offset by foreign exchange rate fluctuations on the settlement of working capital items denominated in US dollars. The net unrealized foreign exchange loss for the year ended December 31, 2024 was primarily related to the translation of outstanding US dollar debt, partially offset by the repayment of the US dollar debt during the second quarter of 2024. The US/Canadian dollar exchange rate as at December 31, 2024 was US$0.6942 (September 30, 2024 – US$0.7405, December 31, 2023 – US$0.7573).

Canadian Natural Resources Limited	22	Three months and year ended December 31, 2024

INCOME TAXES

	Three Months Ended			Year Ended
($ millions, except effective tax rates)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
North America (1)	$261	$433	$487	$1,654	$1,853
North Sea	(11)	(12)	3	(41)	(6)
Offshore Africa	35	12	20	57	73
Current PRT – North Sea	(67)	(47)	(13)	(134)	(58)
Other taxes	3	3	8	(5)	17
Current income tax	221	389	505	1,531	1,879
Deferred corporate income tax	372	120	64	520	267
Deferred PRT – North Sea	(145)	34	(238)	(98)	(214)
Deferred income tax	227	154	(174)	422	53
Income tax	$448	$543	$331	$1,953	$1,932
Earnings before taxes	$1,586	$2,809	$2,958	$8,059	$10,165
Effective tax rate on net earnings (2)	28%	19%	11%	24%	19%

	Three Months Ended			Year Ended
($ millions, except effective tax rates)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Income tax	$448	$543	$331	$1,953	$1,932
Tax effect on non-operating items (3)	143	1	331	175	345
Current PRT – North Sea	67	47	13	134	58
Deferred PRT – North Sea	56	(34)	33	9	9
Other taxes	(3)	(3)	(8)	5	(17)
Effective tax on adjusted net earnings	$711	$554	$700	$2,276	$2,327
Adjusted net earnings from operations (4)	$1,977	$2,071	$2,546	$7,414	$8,533
Adjusted net earnings from operations, before taxes	$2,688	$2,625	$3,246	$9,690	$10,860
Effective tax rate on adjusted net earnings from operations (5) (6)	26%	21%	22%	23%	21%
(1)Includes North America Exploration and Production, Oil Sands Mining and Upgrading, and Midstream and Refining segments.
(2)Calculated as total of current and deferred income tax divided by earnings before taxes.
(3)Includes the net income tax effect on PSUs, certain stock options, unrealized risk management, and recoverability charges related to the increase in future abandonment costs for Ninian field in the North Sea, and the notice to withdraw from Block 11B/12B in South Africa.
(4)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(5)This is a non-GAAP ratio and may not be comparable to similar measures presented by other companies and should not be considered an alternative to, or more meaningful than, the most directly comparable financial measure presented in the financial statements, as applicable, as an indication of the Company's performance.
(6)Calculated as effective tax on adjusted net earnings divided by adjusted net earnings from operations, before taxes. The Company presents its effective tax rate on adjusted net earnings from operations for financial statement users to evaluate the Company's effective tax rate on its core business activities.
The effective tax rate on net earnings and adjusted net earnings from operations for the three months and year ended December 31, 2024 and the comparable periods included the impact of non-taxable items in North America and the North Sea and the impact of differences in jurisdictional income and tax rates in the countries in which the Company operates, in relation to net earnings.
The current and deferred corporate income tax and the current and deferred PRT in the North Sea for the three months and year ended December 31, 2024 and the comparable periods included the impact of carrybacks of abandonment expenditures related to the decommissioning activities at the Company's platforms in the North Sea.
The Company files income tax returns in the various jurisdictions in which it operates. These tax returns are subject to periodic examinations in the normal course by the applicable tax authorities. The tax returns as prepared may include filing positions that could be subject to differing interpretations of applicable tax laws and regulations, which may take several years to resolve. The Company does not believe the ultimate resolution of these matters will have a material impact upon the Company's reported results of operations, financial position or liquidity.

Canadian Natural Resources Limited	23	Three months and year ended December 31, 2024

NET CAPITAL EXPENDITURES(1) (2)

	Three Months Ended			Year Ended
($ millions)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Exploration and Production
Exploration and Evaluation Assets
Net expenditures	$9	$8	$12	$82	$47
Net property acquisitions (dispositions) (3)	330	—	—	330	(3)
Total Exploration and Evaluation Assets	339	8	12	412	44
Property, Plant and Equipment
Net property acquisitions (dispositions) (3)	2,553	88	(1)	2,642	24
Well drilling, completion and equipping	472	469	274	1,832	1,579
Production and related facilities	341	387	251	1,336	1,267
Other	14	14	13	53	61
Total Property, Plant and Equipment	3,380	958	537	5,863	2,931
Total Exploration and Production	3,719	966	549	6,275	2,975
Oil Sands Mining and Upgrading
Project costs	66	55	78	306	348
Sustaining capital	357	302	320	1,466	1,347
Turnaround costs	16	12	17	153	189
Net property acquisitions (dispositions) (3)	6,175	—	(1)	6,173	5
Other	1	3	1	6	5
Total Oil Sands Mining and Upgrading	6,615	372	415	8,104	1,894
Midstream and Refining	1	3	4	11	10
Head Office	13	8	7	41	30
Net capital expenditures	$10,348	$1,349	$975	$14,431	$4,909
Abandonment expenditures	$151	$204	$149	$646	$509
By Segment
North America	$3,632	$896	$479	$6,033	$2,770
North Sea	3	29	11	39	33
Offshore Africa	84	41	59	203	172
Oil Sands Mining and Upgrading	6,615	372	415	8,104	1,894
Midstream and Refining	1	3	4	11	10
Head Office	13	8	7	41	30
Net capital expenditures	$10,348	$1,349	$975	$14,431	$4,909
(1)Net capital expenditures exclude the impact of lease assets, fair value and revaluation adjustments.
(2)Non-GAAP Financial Measure. The composition of this measure was updated in the fourth quarter of 2024 and 2023 and has been updated for all periods presented. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Includes cash consideration paid of $320 million for exploration and evaluation assets and $2,553 million for property, plant and equipment within the North America Exploration and Production segment, and $6,175 million for property, plant and equipment within the Oil Sands Mining and Upgrading segment acquired from Chevron in the fourth quarter of 2024.
The Company's strategy is focused on building a diversified asset base that is balanced among various products. In order to facilitate efficient operations, the Company concentrates its activities in core areas. The Company focuses on maintaining its land inventories to enable the continuous exploitation of play types and geological trends, greatly reducing overall exploration risk. By owning associated infrastructure, the Company is able to maximize utilization of its production facilities, thereby increasing control over production expenses.
Net capital expenditures were $14,431 million for the year ended December 31, 2024 compared with $4,909 million for the year ended December 31, 2023. Net capital expenditures were $10,348 million for the fourth quarter of 2024 compared with $975 million for the fourth quarter of 2023 and $1,349 million for the third quarter of 2024.

Canadian Natural Resources Limited	24	Three months and year ended December 31, 2024

In addition, the Company reported abandonment expenditures of $646 million for the year ended December 31, 2024 compared with $509 million for the year ended December 31, 2023. Abandonment expenditures were $151 million for the fourth quarter of 2024 compared with $149 million for the fourth quarter of 2023 and $204 million for the third quarter of 2024.
Acquisition of Chevron's Assets
In December 2024, the Company completed the acquisition of Chevron's assets for total cash consideration of $9,163 million, subject to final closing adjustments. The acquisition includes a 70% operated working interest in the light crude oil and liquids-rich Duvernay asset play in Alberta and a 20% working interest in AOSP. As a result of the acquisition, the Company now has a 90% direct and indirect working interest in AOSP, which includes the Muskeg River and Jackpine mines, the Scotford Upgrader, and the Quest Carbon Capture and Storage facility ("Quest"). The acquisition also includes various working interests in a number of other non-producing oil sands leases. The Company consolidates its interests in the assets, liabilities, revenue, and expenses of both the AOSP and Duvernay joint operations. Further details are disclosed in note 5 to the financial statements.
Drilling Activity(1) (2)

	Three Months Ended			Year Ended
(number of net wells)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Net successful crude oil wells (3)	100	83	42	307	221
Net successful natural gas wells	14	24	9	78	61
Dry wells	—	1	—	2	2
Total	114	108	51	387	284
Success rate	100%	99%	100%	99%	99%
(1)Includes drilling activity for North America and International segments.
(2)Excludes stratigraphic and service wells.
(3)Includes bitumen wells.
North America
During the fourth quarter of 2024, the Company drilled 14 net natural gas wells, 73 net primary heavy crude oil wells, 16 net bitumen (thermal oil) wells and 11 net light crude oil wells.
LIQUIDITY AND CAPITAL RESOURCES

($ millions, except ratios)	Dec 31 2024	Sep 30 2024	Dec 31 2023
Adjusted working capital (1)	$174	$365	$712
Long-term debt, net (2)	$18,688	$9,308	$9,922
Shareholders' equity	$39,468	$39,897	$39,832

Debt to book capitalization (2)	32.1%	18.9%	19.9%
After-tax return on average capital employed (3)	12.7%	15.9%	17.2%
(1)Calculated as current assets less current liabilities, excluding the current portion of long-term debt.
(2)Capital Management Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
As at December 31, 2024, the Company's capital resources consisted primarily of cash flows from operating activities, available bank credit facilities, and access to debt capital markets. Cash flows from operating activities and the Company's ability to renew existing bank credit facilities and raise new debt are dependent on factors discussed in the "Business Environment" section of this MD&A and in the "Risks and Uncertainties" section of the Company's annual MD&A for the year ended December 31, 2023. In addition, the Company's ability to renew existing bank credit facilities and raise new debt reflects current credit ratings, as determined by independent rating agencies and market conditions. The Company continues to believe its internally generated cash flows from operating activities, supported by its ongoing hedge policy, the flexibility of its capital expenditure programs and multi-year financial plans, its existing bank credit facilities, and its ability to raise new debt on commercially acceptable terms will provide sufficient liquidity to sustain its operations in the short-, medium-, and long-term and support its growth strategy.

Canadian Natural Resources Limited	25	Three months and year ended December 31, 2024

On an ongoing basis the Company continues to focus on its balance sheet strength and available liquidity by:
▪Monitoring cash flows from operating activities, which is the primary source of funds;
▪Monitoring exposure to individual customers, contractors, suppliers, and joint venture partners on a regular basis and when appropriate, ensuring parental guarantees or letters of credit are in place, and as applicable, taking other mitigating actions to minimize the impact in the event of a default;
▪Actively managing the allocation of capital to ensure it is expended in a prudent and appropriate manner with flexibility to adjust to market conditions. The Company continues to exercise its capital flexibility to address commodity price volatility and its impact on operating expenditures, capital commitments, and long-term debt;
▪Monitoring the Company's ability to fulfill financial obligations as they become due or the ability to monetize assets in a timely manner at a reasonable price;
▪Reviewing bank credit facilities and public debt indentures to ensure they are in compliance with applicable covenant packages; and
▪Reviewing the Company's borrowing capacity:
•During the fourth quarter of 2024, the Company extended its $2,425 million revolving syndicated credit facility originally maturing June 2025 to June 2028, and its $500 million revolving credit facility from February 2025 to February 2026.
•During the fourth quarter of 2024 and in connection with the acquisition of Chevron's assets, the Company entered into a $4,000 million non-revolving term credit facility maturing December 2027.
•Borrowings under the Company's credit facilities may be made by way of pricing referenced to CORRA, SOFR, US base rate or Canadian prime rate.
•The Company's borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million.
•During the fourth quarter of 2024, the Company issued, by private placement, $500 million of 4.15% medium-term notes due December 2031.
•During the second quarter of 2024, the Company repaid $320 million of 3.55% medium-term notes.
•In July 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2025. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance. During 2024, no medium-term notes were issued in Canada under the base shelf prospectus.
•During the fourth quarter of 2024, the Company issued, by private placement, US$750 million of 5.00% notes due December 2029 and US$750 million of 5.40% notes due December 2034.
•Subsequent to December 31, 2024, the Company repaid US$600 million of 3.90% US dollar debt securities due February 2025.
•During the second quarter of 2024, the Company repaid US$500 million of 3.80% US dollar debt securities.
•In July 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2025. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance. During 2024, no US dollar debt securities were issued in the United States under the base shelf prospectus.
As at December 31, 2024, the Company had undrawn revolving bank credit facilities of $4,562 million. Additionally, the Company had in place a fully drawn term credit facility of $4,000 million. Including cash and cash equivalents, the Company had approximately $4,693 million in liquidity. The Company also has certain other dedicated credit facilities supporting letters of credit. As at December 31, 2024, the Company had $672 million drawn under its commercial paper program, and reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
Long-term debt, net was $18,688 million as at December 31, 2024 (December 31, 2023 – $9,922 million), resulting in a debt to book capitalization ratio of 32.1% (December 31, 2023 – 19.9%); this ratio was within the 25% to 45% internal range utilized by management. The ratio may fall below or exceed the targeted range depending on the execution of the Company's capital program, commodity price and foreign currency volatility, and the timing of acquisitions. The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. As at December 31, 2024, the Company was in compliance with this covenant.

Canadian Natural Resources Limited	26	Three months and year ended December 31, 2024

The Company remains committed to maintaining a strong balance sheet, adequate available liquidity and a flexible capital structure. Further details related to the Company's long-term debt as at December 31, 2024 are discussed in note 9 to the financial statements.
During the second quarter of 2024, the Company sold its 22.6 million common share investment in PrairieSky Royalty Ltd. for $25.65 per common share with net proceeds at close, after fees and expenses, of $575 million.
The Company periodically utilizes commodity derivative financial instruments under its commodity hedge policy to reduce the risk of volatility in commodity prices and to support the Company's cash flow for its capital expenditure programs. This policy currently allows for the hedging of up to 60% of the near 12 months budgeted production and up to 40% of the following 13 to 24 months estimated production. For the purpose of this policy, the purchase of put options is in addition to the above parameters.
As at December 31, 2024, the maturity dates of certain financial liabilities, including long-term debt and other long-term liabilities and related interest payments, were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Long-term debt (1)	$2,400	$941	$7,494	$8,074
Other long-term liabilities (2)	$263	$187	$405	$617
Interest and other financing expense (3)	$1,024	$951	$1,978	$3,574
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $255 million; one to less than two years, $187 million; two to less than five years, $405 million; and thereafter, $617 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates as at December 31, 2024.
Share Capital(1)
As at December 31, 2024, there were 2,102,996,000 common shares outstanding (December 31, 2023 – 2,144,815,000 common shares) and 50,806,000 stock options outstanding (December 31, 2023 – 52,410,000 stock options). As at March 4, 2025, the Company had 2,100,007,000 common shares outstanding and 57,117,000 stock options outstanding.
On March 5, 2025, the Board of Directors approved a 4% increase in the quarterly dividend to $0.5875 per common share, beginning with the dividend payable on April 4, 2025.
On October 7, 2024, the Board of Directors approved a 7% increase in the quarterly dividend to $0.5625 per common share, beginning with the dividend paid on January 3, 2025. On February 28, 2024, the Board of Directors approved a 5% increase in the quarterly dividend to $0.525 per common share.
On November 1, 2023, the Board of Directors approved an 11% increase in the quarterly dividend to $0.50 per common share. On March 1, 2023, the Board of Directors approved a 6% increase in the quarterly dividend to $0.45 per common share.
The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 8, 2024, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange ("TSX"), alternative Canadian trading platforms, and the New York Stock Exchange ("NYSE"), up to 180,462,858 common shares, representing 10% of the public float, over a 12-month period commencing March 13, 2024 and ending March 12, 2025.
For the year ended December 31, 2024, the Company purchased 55,350,000 common shares at a weighted average price of $48.07 per common share for a total cost, including tax, of $2,700 million. Retained earnings were reduced by $2,414 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to December 31, 2024, up to and including March 4, 2025, the Company purchased 7,740,000 common shares at a weighted average price of $44.11 per common share for a total cost, including tax, of $344 million.
On March 5, 2025, the Board of Directors approved a resolution authorizing the Company to file a Notice of Intention with the TSX to purchase, by way of Normal Course Issuer Bid, up to 10% of the public float (as determined in accordance with the rules of the TSX) of its issued and outstanding common shares. Subject to acceptance of the Notice of Intention by the TSX, the purchases would be made through facilities of the TSX, alternative Canadian trading platforms, and the NYSE.
(1)Common share, per common share, dividend, and stock option amounts have been updated to reflect the two for one common share split. Further details are disclosed in the Advisory section of this MD&A and in note 1 to the financial statements.

Canadian Natural Resources Limited	27	Three months and year ended December 31, 2024

COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company's commitments as at December 31, 2024:

($ millions)	2025	2026	2027	2028	2029	Thereafter
Product transportation, purchases, and processing (1) (2) (3)	$2,249	$2,245	$2,097	$1,983	$1,882	$19,310
North West Redwater Partnership service toll (4)	$141	$121	$103	$104	$104	$4,203
Offshore vessels and equipment	$88	$—	$—	$—	$—	$—
Field equipment and power	$43	$29	$29	$28	$27	$216
Other	$124	$111	$21	$22	$21	$247
(1)The Company's commitment for the 20-year product transportation agreement on the TMX pipeline reflects interim tolls approved by the Canada Energy Regulator in the fourth quarter of 2023, and is subject to change pending the approval of final tolls.
(2)During the third quarter of 2024, the Company increased its total committed capacity on the TMX pipeline to 169,000 bbl/d, an incremental 75,000 bbl/d over the 20-year term.
(3)The acquisition of Chevron's assets in the fourth quarter of 2024 included approximately $1,292 million of product transportation and processing commitments and approximately $75 million of field equipment and power commitments.
(4)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $2,161 million of interest payable over the 40-year tolling period, ending in 2058.
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement, and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
SUBSEQUENT EVENTS
On January 29, 2025, the Company announced that pursuant to an agreement with Shell Canada Limited and affiliates ("Shell") and as a result of certain conditions being met, the Company will acquire a 10% working interest in the AOSP mines, associated reserves and additional working interests in a number of other non-producing oil sands leases in exchange for a 10% working interest in the Scotford Upgrader and Quest. Following the close of the transaction, the Company will have a 100% direct working interest in the AOSP mines and an 80% interest in the Scotford Upgrader and Quest, where Shell will remain operator. The transaction does not include an exchange of cash, except for regular closing adjustments for working capital. The acquisition is targeted to close in the first half of 2025, subject to obtaining the necessary regulatory approvals.
LEGAL PROCEEDINGS AND OTHER CONTINGENCIES
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements requires the Company to make estimates, assumptions and judgements in the application of IFRS that have a significant impact on the financial results of the Company. Actual results may differ from estimated amounts, and those differences may be material. A comprehensive discussion of the Company's significant accounting estimates is contained in the Company's annual MD&A and audited consolidated financial statements for the year ended December 31, 2023.
CONTROL ENVIRONMENT
There have been no changes to internal control over financial reporting ("ICFR") during the year ended December 31, 2024 that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting. Due to inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Canadian Natural Resources Limited	28	Three months and year ended December 31, 2024

NON-GAAP AND OTHER FINANCIAL MEASURES
This MD&A includes references to non-GAAP and other financial measures as defined in NI 52-112. These financial measures are used by the Company to evaluate its financial performance, financial position, and cash flow and include non-GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures, and supplementary financial measures. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP and other financial measures. The non-GAAP and other financial measures used by the Company may not be comparable to similar measures presented by other companies and should not be considered an alternative to, or more meaningful than, the most directly comparable financial measure presented in the financial statements, as applicable, as an indication of the Company's performance. Descriptions of the Company's non-GAAP and other financial measures included in this MD&A and reconciliations to the most directly comparable GAAP measure, as applicable, are provided below.
Adjusted Net Earnings from Operations
Adjusted net earnings from operations is a non-GAAP financial measure that adjusts net earnings as presented in the Company's consolidated Statements of Earnings, for non-operating items, net of tax impacts. The Company considers adjusted net earnings from operations a key measure in evaluating its performance, as it demonstrates the Company's ability to generate after-tax operating earnings from its core business areas. A reconciliation for adjusted net earnings from operations is presented below.

	Three Months Ended			Year Ended
($ millions)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Net earnings	$1,138	$2,266	$2,627	$6,106	$8,233
Share-based compensation, net of tax (1)	39	(48)	51	257	474
Unrealized risk management (gain) loss, net of tax (2)	(3)	1	(9)	10	7
Unrealized foreign exchange loss (gain), net of tax (3)	782	(148)	(276)	888	(260)
Realized foreign exchange loss on repayment of US dollar debt securities, net of tax (4)	—	—	—	135	—
Loss (gain) from investments, net of tax (5)	—	—	40	(50)	(34)
Recoverability charge, net of tax (6) (7)	21	—	113	68	113
Non-operating items, net of tax	839	(195)	(81)	1,308	300
Adjusted net earnings from operations	$1,977	$2,071	$2,546	$7,414	$8,533
(1)Share-based compensation includes costs incurred under the Company's Stock Option Plan and PSU plan. The fair value of the share-based compensation is recognized as a liability on the Company's balance sheets and periodic changes in the fair value are recognized in net earnings. Pre-tax share-based compensation for the three months ended December 31, 2024 was an expense of $44 million (three months ended September 30, 2024 – $46 million recovery, three months ended December 31, 2023 – $57 million expense; year ended December 31, 2024 – $279 million expense; year ended December 31, 2023 – $491 million expense).
(2)Derivative financial instruments are recognized at fair value on the Company's balance sheets, with changes in the fair value of non-designated hedges recognized in net earnings. The amounts ultimately realized may be materially different than those amounts reflected in the financial statements due to changes in prices of the underlying items hedged, primarily crude oil, natural gas and foreign exchange. Pre-tax unrealized risk management gain for the three months ended December 31, 2024 was $4 million (three months ended September 30, 2024 – $nil, three months ended December 31, 2023 – $7 million gain; year ended December 31, 2024 – $9 million loss; year ended December 31, 2023 – $12 million loss).
(3)Unrealized foreign exchange gains and losses result primarily from the translation of US dollar denominated long-term debt to period-end exchange rates and are recognized in net earnings. Pre- and after-tax amounts for these unrealized foreign exchange gains and losses are the same.
(4)During the second quarter of 2024, the Company repaid US$500 million of 3.80% debt securities due April 2024, resulting in a pre- and after-tax foreign exchange loss of $135 million.
(5)The Company's investments have been accounted for at fair value through profit and loss and are measured each period with gains and losses recognized in net earnings. During the second quarter of 2024, the Company sold its 22.6 million common share investment in PrairieSky Royalty Ltd. for $25.65 per common share with net proceeds at close, after fees and expenses, of $575 million. There is a $nil net tax impact on the sale as the Company has sufficient capital losses to offset the capital gain on the sale.
(6)The Company recognized a pre-tax recoverability charge of $160 million ($21 million after tax) (December 31, 2023 - $436 million, $113 million after-tax) in depletion, depreciation and amortization expense related to refined project scope and cost estimates for planned decommissioning and abandonment activities at the Ninian field in the North Sea in 2024. The costs are considered to be capital in nature, consistent with the treatment of all abandonment related expenditures for the purpose of the Company's non-GAAP measures.
(7)In connection with the Company’s notice of withdrawal from Block 11B/12B in South Africa in the second quarter of 2024, the Company derecognized $62 million ($47 million after-tax) of exploration and evaluation assets through depletion, depreciation and amortization expense.

Canadian Natural Resources Limited	29	Three months and year ended December 31, 2024

Adjusted Funds Flow
Adjusted funds flow is a non-GAAP financial measure that represents cash flows from operating activities as presented in the Company's consolidated Statements of Cash Flows adjusted for the net change in non-cash working capital, abandonment expenditures, and movements in other long-term assets. The Company considers adjusted funds flow a key measure in evaluating its performance, as it demonstrates the Company's ability to generate the cash flow necessary to fund future growth through capital investment, repay debt, and provide returns to shareholders through dividends and share buybacks. A reconciliation for adjusted funds flow from cash flows from operating activities is presented below.

	Three Months Ended			Year Ended
($ millions)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Cash flows from operating activities	$3,432	$3,002	$4,815	$13,386	$12,353
Net change in non-cash working capital	563	680	(562)	743	2,417
Abandonment expenditures	151	204	149	646	509
Movements in other long-term assets (1)	40	35	17	84	(5)
Adjusted funds flow	$4,186	$3,921	$4,419	$14,859	$15,274
(1)Includes the unamortized cost of contributions to the Company's employee bonus program, the accrued interest on PRT recoveries, and prepaid cost of service tolls.
Adjusted Net Earnings from Operations and Adjusted Funds Flow, Per Common Share (Basic and Diluted)
Adjusted net earnings from operations and adjusted funds flow, per common share (basic and diluted) are non-GAAP ratios that represent those non-GAAP measures divided by the weighted average number of basic and diluted common shares outstanding for the period, respectively, as presented in note 15 to the financial statements. These non-GAAP measures, disclosed on a per share basis, enable a comparison to the per share amounts disclosed in the Company's financial statements prepared in accordance with IFRS.
Netback
Netback is a non-GAAP ratio that represents net cash flows provided from core activities after the impact of all costs associated with bringing a product to market, on a per unit basis. The Company considers netback a key measure in evaluating its performance, as it demonstrates the efficiency and profitability of the Company's activities. Refer to the "Operating Highlights – Exploration and Production" section of this MD&A for the netback calculations on a per unit basis for crude oil and NGLs and on a total barrels of oil equivalent basis.
The netback calculations include the non-GAAP financial measures: realized price and transportation, reconciled below to their respective line item in note 18 to the financial statements.

Canadian Natural Resources Limited	30	Three months and year ended December 31, 2024

Realized Price ($/bbl and $/BOE) – Exploration and Production
Realized price ($/bbl and $/BOE) is a non-GAAP ratio calculated as realized crude oil and NGLs sales and total realized BOE sales (non-GAAP financial measures) divided by respective sales volumes. Realized crude oil and NGLs sales and total realized BOE sales exclude the impact of blending and feedstock costs and other by-product sales. The Company considers realized price a key measure in evaluating its performance, as it demonstrates the realized pricing per unit the Company obtained on the market for its crude oil and NGLs sales volumes and BOE sales volumes.
Reconciliations for Exploration and Production realized crude oil and NGLs sales and BOE sales and the calculations for realized price are presented below.

	Three Months Ended			Year Ended
($ millions, except bbl/d and $/bbl)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Crude oil and NGLs (bbl/d)
North America	533,126	479,889	526,350	504,339	497,604
International
North Sea	10,686	9,020	15,032	11,455	10,749
Offshore Africa	8,423	20,450	17,705	11,198	14,882
Total International	19,109	29,470	32,737	22,653	25,631
Total sales volumes	552,235	509,359	559,087	526,992	523,235

Crude oil and NGLs sales (1)	$4,999	$4,653	$4,790	$19,641	$18,387
Less: Blending and feedstock costs (2)	1,177	946	1,222	4,643	4,568
Realized crude oil and NGLs sales	$3,822	$3,707	$3,568	$14,998	$13,819
Realized price ($/bbl)	$75.22	$79.15	$69.39	$77.76	$72.36
(1)Crude oil and NGLs sales in note 18 to the financial statements.
(2)Blending and feedstock costs are a component of transportation, blending and feedstock expense as reconciled below in the "Transportation – Exploration and Production" section.

	Three Months Ended			Year Ended
($ millions, except BOE/d and $/BOE)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Barrels of oil equivalent (BOE/d)
North America	911,869	819,606	895,996	860,367	854,138
International
North Sea	11,285	9,246	15,296	11,791	11,034
Offshore Africa	9,507	22,021	19,567	12,728	16,638
Total International	20,792	31,267	34,863	24,519	27,672
Total sales volumes	932,661	850,873	930,859	884,886	881,810

Barrels of oil equivalent sales (1)	$5,424	$4,889	$5,365	$21,105	$20,820
Less: Blending and feedstock costs (2)	1,177	946	1,222	4,643	4,568
Less: Sulphur (income) expense	(3)	2	(2)	3	(14)
Realized barrels of oil equivalent sales	$4,250	$3,941	$4,145	$16,459	$16,266
Realized price ($/BOE)	$49.54	$50.36	$48.41	$50.82	$50.54
(1)Barrels of oil equivalent sales includes crude oil and NGLs sales and natural gas sales in note 18 to the financial statements.
(2)Blending and feedstock costs are a component of transportation, blending and feedstock expense as reconciled below in the "Transportation – Exploration and Production" section.

Canadian Natural Resources Limited	31	Three months and year ended December 31, 2024

Transportation – Exploration and Production
Transportation ($/BOE, $/bbl and $/Mcf) is a non-GAAP ratio calculated as transportation (a non-GAAP financial measure) divided by the respective sales volumes. The Company calculates transportation to demonstrate its cost to deliver products to the market, excluding the impact of blending costs. A reconciliation for Exploration and Production transportation and the calculations for transportation on a per unit basis are presented below.

	Three Months Ended			Year Ended
($ millions, except $ per unit amounts)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Transportation, blending and feedstock (1)	$1,611	$1,312	$1,531	$6,195	$5,816
Less: Blending and feedstock costs	1,177	946	1,222	4,643	4,568
Transportation	$434	$366	$309	$1,552	$1,248
Transportation ($/BOE)	$5.06	$4.67	$3.61	$4.78	$3.88

Amounts attributed to crude oil and NGLs	$309	$246	$197	$1,061	$807
Transportation ($/bbl)	$6.08	$5.26	$3.83	$5.50	$4.23
Amounts attributed to natural gas	$125	$120	$112	$491	$441
Transportation ($/Mcf)	$0.59	$0.63	$0.54	$0.62	$0.56
(1)Transportation, blending and feedstock in note 18 to the financial statements.
North America – Realized Product Prices and Royalties
Realized crude oil and NGLs price ($/bbl) is a non-GAAP ratio calculated as realized crude oil and NGLs sales (non-GAAP financial measure) divided by sales volumes. Realized crude oil and NGLs sales exclude the impact of blending costs. The Company considers the realized crude oil and NGLs price a key measure in evaluating its performance, as it demonstrates the realized pricing per unit that the Company obtained on the market for its crude oil and NGLs sales volumes.
Crude oil and NGLs royalty rate is a non-GAAP ratio that is calculated as crude oil and NGLs royalties divided by realized crude oil and NGLs sales. The Company considers crude oil and NGLs royalty rate a key measure in evaluating its performance, as it describes the Company's royalties for crude oil and NGLs sales volumes on a per unit basis.
A reconciliation for North America realized crude oil and NGLs sales and the calculations for realized crude oil and NGLs prices and the royalty rates are presented below.

	Three Months Ended			Year Ended
($ millions, except $/bbl and royalty rates)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Crude oil and NGLs sales (1)	$4,830	$4,357	$4,451	$18,740	$17,375
Less: Blending and feedstock costs (2)	1,177	946	1,222	4,643	4,568
Realized crude oil and NGLs sales	$3,653	$3,411	$3,229	$14,097	$12,807
Realized crude oil and NGLs prices ($/bbl)	$74.46	$77.29	$66.69	$76.37	$70.51

Crude oil and NGLs royalties (3)	$747	$694	$567	$2,842	$2,340
Crude oil and NGLs royalty rates	20%	20%	18%	20%	18%
(1)Crude oil and NGLs sales in note 18 to the financial statements.
(2)Blending and feedstock costs are a component of transportation, blending and feedstock expense as reconciled above in the "Transportation – Exploration and Production" section.
(3)Item is a component of royalties in note 18 to the financial statements.

Canadian Natural Resources Limited	32	Three months and year ended December 31, 2024

Realized Product Prices and Transportation – Oil Sands Mining and Upgrading
Realized SCO sales price ($/bbl) is a non-GAAP ratio calculated as realized SCO sales (non-GAAP financial measure), excluding the impact of blending and feedstock costs, divided by SCO sales volumes. The Company considers realized SCO sales price a key measure in evaluating its performance, as it demonstrates the realized pricing per unit that the Company obtained on the market for its SCO sales volumes.
Transportation ($/bbl) is a non-GAAP ratio calculated as transportation (a non-GAAP financial measure) divided by SCO sales volumes. The Company calculates transportation to demonstrate its cost to deliver product to the market, excluding the impact of blending and feedstock costs.
Reconciliations for Oil Sands Mining and Upgrading realized SCO sales and transportation and the calculations for realized SCO sales price and transportation on a per unit basis are presented below.

	Three Months Ended			Year Ended
($ millions, except for bbl/d and $/bbl)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
SCO sales volumes (bbl/d)	528,248	491,635	491,339	468,280	449,282

Crude oil and NGLs sales (1)	$5,362	$5,208	$5,042	$19,263	$18,661
Less: Blending and feedstock costs	741	643	579	2,462	2,253
Realized SCO sales	$4,621	$4,565	$4,463	$16,801	$16,408
Realized SCO sales price ($/bbl)	$95.08	$100.93	$98.73	$98.03	$100.06

Transportation, blending and feedstock (2)	$915	$794	$663	$2,959	$2,563
Less: Blending and feedstock costs	741	643	579	2,462	2,253
Transportation	$174	$151	$84	$497	$310
Transportation ($/bbl)	$3.60	$3.34	$1.85	$2.91	$1.89
(1)Crude oil and NGLs sales in note 18 to the financial statements.
(2)Transportation, blending and feedstock in note 18 to the financial statements.

Canadian Natural Resources Limited	33	Three months and year ended December 31, 2024

Change in Composition of Non-GAAP Financial Measure
During the fourth quarter of 2023, the Company revised the composition of its Net Capital Expenditures non-GAAP financial measure to exclude expenditures related to the Company's abandonment program. The revision was made during Management's assessment of its annual capital budgeting process and will provide users a better representation of the Company's performance and the composition of its capital budget. The composition of this measure has been updated for all periods presented.
Additionally, the Company revised the composition of its Net Capital Expenditures non-GAAP financial measure to include acquisition capital related to a number of acquisitions for which agreements between parties have been reached, with closings targeted in 2025. Although subject to regulatory approvals and other customary closing conditions, the inclusion of these acquisitions reflects the Company's estimate of its net capital expenditures at the time the 2025 budget was released. The composition of this measure has been updated to reflect the 2025 capital budget, but did not impact Net Capital Expenditures in 2024 or 2023.
Net Capital Expenditures
Net capital expenditures is a non-GAAP financial measure that represents cash flows used in investing activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, net proceeds from investments, and cash flows from investing activities not included in the Company's capital budget. The Company includes acquisition and disposition capital for property, plant and equipment and exploration and evaluation assets in net capital expenditures at close of the transactions. The Company considers net capital expenditures a key measure in evaluating its performance, as it provides an understanding of the Company's capital spending activities in comparison to the Company's annual capital budget. A reconciliation of net capital expenditures is presented below.

	Three Months Ended			Year Ended
($ millions)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Cash flows used in investing activities	$10,414	$1,274	$946	$14,095	$4,858
Net proceeds from investments	—	—	—	575	—
Working capital acquired from Chevron	(115)	—	—	(115)	—
Net change in non-cash working capital	49	75	29	(124)	51
Net capital expenditures	10,348	1,349	975	14,431	4,909
Abandonment expenditures	151	204	149	646	509
Capital and abandonment expenditures	$10,499	$1,553	$1,124	$15,077	$5,418
Liquidity
Liquidity is a non-GAAP financial measure that represents the availability of readily available undrawn bank credit facilities, cash and cash equivalents, and other highly liquid assets to meet short-term funding requirements and to assist in assessing the Company's financial position. The Company's calculation of liquidity is presented below.

($ millions)	Dec 31 2024	Sep 30 2024	Dec 31 2023
Undrawn bank credit facilities	$4,562	$5,450	$5,450
Cash and cash equivalents	131	721	877
Investments (1)	—	—	525
Liquidity	$4,693	$6,171	$6,852
(1)During the second quarter of 2024, the Company sold its 22.6 million common share investment in PrairieSky Royalty Ltd. for $25.65 per common share with net proceeds at close, after fees and expenses, of $575 million.

Canadian Natural Resources Limited	34	Three months and year ended December 31, 2024

Long-term Debt, net
Long-term debt, net, is a capital management measure that represents long-term debt, including the current portion of long-term debt, less cash and cash equivalents, as disclosed in note 14 to the financial statements. A reconciliation of long-term debt, net is presented below.

($ millions)	Dec 31 2024	Sep 30 2024	Dec 31 2023
Long-term debt	$18,819	$10,029	$10,799
Less: cash and cash equivalents	131	721	877
Long-term debt, net	$18,688	$9,308	$9,922
Debt to Book Capitalization
Debt to book capitalization is a capital management measure intended to enable financial statement users to evaluate the Company's capital structure, as disclosed in note 14 to the financial statements.
After-Tax Return on Average Capital Employed
After-tax return on average capital employed as defined by the Company is a non-GAAP ratio. The ratio is calculated as net earnings plus after-tax interest and other financing expense for the twelve month trailing period; as a percentage of average capital employed (defined as current and long-term debt plus shareholders' equity) for the twelve month trailing period. The Company considers this ratio a key measure in evaluating the Company's ability to generate profit and the efficiency with which it employs capital. A reconciliation of the Company's after-tax return on average capital employed is presented below.

($ millions, except ratios)	Dec 31 2024	Sep 30 2024	Dec 31 2023
Interest adjusted after-tax return:
Net earnings, 12 months trailing	$6,106	$7,595	$8,233
Interest and other financing expense, net of tax, 12 months trailing (1)	454	435	490
Interest adjusted after-tax return	$6,560	$8,030	$8,723

12 months average current portion long-term debt (2)	$1,525	$1,366	$1,259
12 months average long-term debt (2)	10,642	9,366	10,354
12 months average common shareholders' equity (2)	39,635	39,668	38,974
12 months average capital employed	$51,802	$50,400	$50,587

After-tax return on average capital employed	12.7%	15.9%	17.2%
(1)The blended tax rate on interest was 23% for each of the periods presented.
(2)For the purpose of this non-GAAP ratio, the measurement of average current and long-term debt and common shareholders' equity are determined on a consistent basis, as an average of the opening and quarterly period end values for the 12 month trailing period for each of the periods presented.

Canadian Natural Resources Limited	35	Three months and year ended December 31, 2024